


SEC MAIL PROCESSING
RECEIVED
MAY 21 2003
WASH. D.C. 187 SECTION

CADUS PHARMACEUTICAL CORPORATION

ANNUAL REPORT 2002

TO OUR SHAREHOLDERS:

In 2002 there were significant developments for the Company and the first months of 2003 indicate that the current year will be one of transition and transformation for the Company.

In August 2002, Axiom Biotechnologies, Inc. ("Axiom"), in which the Company had a 30% equity interest, was merged with Sequenom, Inc. ("Sequenom"), a public company traded on the NASDAQ. Pursuant to the merger, the Company converted its equity interest in Axiom into 441,446 shares of common stock in Sequenom.

In October 2002, one of the Company's licensees achieved a research milestone and as a result, pursuant to its license agreement, paid the Company $1,000,000. The licensee is a major pharmaceutical company.

In 2002, the Company continued to seek to use a portion of its available cash to acquire or invest in companies in the biotechnology and pharmaceutical industries. However, because the Company has not found attractive opportunities in this area, the Board of Directors determined in March 2003 to expand the scope of the Company's acquisition search to include companies and income-producing assets outside of the biotechnology and pharmaceutical industries. To reflect the Company's new acquisition strategy, the Board of Directors has recommended that the Company's stockholders approve a change in the Company's name from Cadus Pharmaceutical Corporation to Cadus Corporation.

In February 2003, Russell D. Glass resigned as President and Chief Executive Officer of the Company to pursue other interests and the Board appointed me the new President and Chief Executive Officer.

In 2003, Cadus management will continue to seek to license its yeast-based technologies to third parties and, under its new mandate from the Board of Directors, will widen its search for acquisition and investment targets.

Sincerely,



Michele A. Paige
President and
Chief Executive Officer

FORM 10-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
MAY 2 1 2003
WASH. D.C.
187

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ....December 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________.

Commission File Number 0-28674

CADUS PHARMACEUTICAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	13-3660391
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
767 Fifth Avenue New York, New York	10153
(Address of principal executive offices)	(Zip Code)

Company's telephone number, including area code: (212) 702-4367

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: X No: ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12-b-2 of the Act). Yes:___ No: X

The aggregate market value of Common Stock held by non-affiliates of the Company, computed by reference to the closing price on March 15, 2003, was $6,292,100.

Number of shares outstanding of each class of Common Stock, as of March 15, 2003: 13,144,040 shares.

Special Note Regarding Forward Looking Statements

Certain statements in this Annual Report on Form 10-K, particularly under Items 1 through 8, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, technological uncertainties regarding the Company's technologies, the Company's capital needs and uncertainty of future funding, uncertainties regarding the Company's ability to license its technologies to third parties, the Company's history of operating losses, the Company's dependence on proprietary technology and the unpredictability of patent protection, intense competition in the pharmaceutical and biotechnology industries, rapid technological development that may result in the Company's technologies becoming obsolete, as well as other risks and uncertainties discussed in the Company's prospectus dated July 17, 1996.

PART I

Item 1. Business.

General

Cadus Pharmaceutical Corporation ("Cadus") was incorporated under the laws of the State of Delaware in January 1992 and until July 30, 1999 devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. On July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. (OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. In December 2001, Cadus formed a wholly owned subsidiary, Cadus Technologies, Inc. (the "Subsidiary"), and transferred all of its patents, patent applications, know how, licenses and drug discovery technologies to the Subsidiary. Cadus and the Subsidiary (collectively, the "Company") are currently seeking to (i) license the Subsidiary's drug discovery technologies and (ii) use a portion of their available cash to acquire or invest in companies or income producing assets. While such companies or assets might be in the biotechnology or pharmaceutical industries, the Company will consider acquisitions or investments in other industries as well.

On July 30, 1999, Cadus sold to OSI, pursuant to an asset purchase agreement, its drug discovery programs focused on G Protein-coupled receptors, its directed library of approximately 150,000 small molecule compounds specifically designed for drug discovery in the G Protein-coupled receptor arena, its collaboration with Solvay Pharmaceuticals B.V. ("Solvay Pharmaceuticals"), its lease to its research facility in Tarrytown, New York together with the furniture and fixtures and its lease to equipment in the facility, and its inventory of laboratory supplies. Pursuant to such sale transaction, OSI assumed the Cadus's lease to Cadus's research facility in Tarrytown, New York, Cadus's equipment lease with General Electric Capital Corporation ("GECC") and Cadus's research collaboration and license agreement with Solvay Pharmaceuticals. As consideration for the sale, Cadus received approximately $1,500,000 in cash and OSI assumed certain liabilities of Cadus relating to employees hired by OSI aggregating approximately $133,000. In addition, Cadus would be entitled to royalties and up to $3.0 million in milestone payments on the first product derived from compounds sold to OSI or from the collaboration with Solvay Pharmaceuticals. Cadus licensed to OSI on a non-exclusive basis certain technology solely to enable OSI to fulfill its obligations under the collaboration with Solvay Pharmaceuticals. Cadus also licensed to OSI on a non-exclusive basis certain proprietary software and technology relating to chemical resins in order to enable OSI to fully benefit from the compounds it acquired from Cadus. Cadus retained ownership of all its other assets, including its core yeast technology for developing drug discovery assays, its collection of over 25,000 proprietary yeast strains, human and mammalian cell lines, and genetic engineering tools and its genomics databases related to G Protein-coupled receptors. Cadus ceased its drug discovery operations and research efforts for collaborators as a result of this transaction and terminated all employees who were not hired by OSI or who did not voluntarily resign, except for the Chief Executive Officer who resigned in April 2000.

Prior to July 30, 1999, Cadus developed several proprietary technologies that exploit the similarities between yeast and human genes to elucidate gene function and cell signaling pathways. In February 2000, Cadus licensed its yeast technologies and its bioinformatics software to OSI on a non-exclusive basis. In December 2001, Cadus transferred all of its patents, patent applications, know how, licenses and drug discovery technologies to the Subsidiary. In December 2001, the Subsidiary licensed its yeast technologies to a major pharmaceutical company on a non-exclusive basis. The Subsidiary is seeking to license these technologies to other third parties on a non-exclusive basis. Three of these technologies are used to identify small molecules that act as agonists or antagonists to cell surface receptors: (i) a hybrid yeast cell technology that expresses a functioning human receptor and a portion of its signaling pathway in a yeast cell, (ii) the Autocrine Peptide Expression ("Apex™") system that expresses in a hybrid yeast cell both a known human ligand and the receptor that is activated by that ligand and (iii) the Company's Self Selecting Combinatorial Library ("SSCL™") technologies, which are used to identify a ligand that activates a targeted orphan receptor (a receptor whose function is not known).

Background

The human body is comprised primarily of specialized cells that perform different physiological functions and that are organized into organs and tissues. All human cells contain DNA, which is arranged in a series of subunits known as genes. It is estimated that there are approximately 100,000 genes in the human genome. Genes are responsible for the production of proteins. Proteins such as hormones, enzymes and receptors are responsible for managing most of the physiological functions of humans, including regulating the body's immune system. Thus, genes are the indirect control center for all physiological functions. Over the last few decades, there has been a growing recognition that many major diseases have a genetic basis. It is now well established that genes play an important role in diseases such as cancer, cardiovascular disease, psychiatric disorders, obesity, and metabolic diseases. Significant resources are being focused on genomics research based on the belief that the sequence and function of a gene, and the protein that gene expresses, will lead to an understanding of that gene's role in the functioning and malfunctioning of cells. This understanding is expected in turn to lead to therapeutic and diagnostic applications focused on molecular targets associated with the gene and the protein it expresses.

Cell surface receptors are an important class of proteins involved in cellular functioning because they are the primary mediators of cell to cell communication. Their location on the cell surface also makes them the most accessible targets for drug discovery. Cellular communication occurs when one cell releases a chemical messenger, called a "ligand," which communicates with another cell by binding to and activating the receptor on the exterior of the second cell. Typically, a ligand binds only with one specific receptor or families of related receptors. This binding event activates the receptor triggering the transmission of a message through a cascade of signaling molecules from the exterior to the interior of the cell. This process is called signal transduction. When the signal is transmitted into the interior of the cell, it may, among other things, activate or suppress specific genes that switch on or switch off specific biological functions of the cell. The biological response of the cell, such as the secretion of a protein, depends primarily on the specific ligand and receptor involved in the communication.

Many diseases, such as cancer, stem from the malfunctioning of cellular communication. Efforts to treat a particular disease often concentrate on developing drugs that interact with the receptor or signaling pathway believed to be associated with the malfunction. These drugs work by inhibiting or enhancing the transmission of a signal through the cascade of signaling molecules triggered by the receptor. Drugs that inhibit signal transduction by blocking a receptor or the intracellular proteins that carry the signal sent by a receptor are called antagonists and those that enhance signal transduction by stimulating a receptor or associated intracellular proteins are called agonists.

Human cells carry many different types of receptors. Receptors are classified into groups based upon similarities in their chemistry and structure. Some of the major receptor groups involved in signal transduction are: G Protein–coupled receptors, tyrosine kinase receptors and multisubunit immune recognition receptors. G Protein–coupled receptors, which are located on the surface of the cell, constitute the largest group of receptors. In humans, G Protein–coupled receptors are involved in many of the body's most basic functions, including heartbeat, sight, sense of smell, cognition and behavior and also mediate most of the body's basic responses such as secretion from glands, contractility of blood vessels, movement of cells, growth and cell death. Tyrosine kinase coupled receptors are involved in cell growth and differentiation. Multisubunit immune recognition receptors activate the body's immune defense system.

There are approximately 2,000 G Protein–coupled receptors estimated to be in the human genome, half of which are believed to be involved in taste, smell and sight. The importance of G Protein–coupled receptors is demonstrated by the fact that a large number of currently available prescription drugs work by interacting with known G Protein–coupled receptors. These drugs include the anti–ulcer agents Zantac and Tagamet, the anti-depressants Prozac and Zoloft, and the anti-histamine Claritin. Many of these drugs were developed through the application of time consuming and expensive trial and error methods without an understanding of the chemistry and structure of the G Protein–coupled receptors with which they interact. More efficient drug discovery methods are available once the gene sequence, biological function and role in disease processes of a G Protein–coupled receptor have been determined.

The sequences and functions of several hundred human G Protein-coupled receptors have been identified. The Company believes that the identification of the gene sequences and functions of the remaining G Protein-coupled receptors (other than those involved in taste, smell or sight) will yield a substantial number of potential drug discovery targets. Scientists working on the Human Genome Project have sequenced portions of thousands of genes and have published such sequences or placed them in public databases. Although the Human Genome Project has produced and made publicly available an ever increasing volume of raw DNA sequences (including sequence fragments that may represent portions of human G Protein-coupled receptors), such data cannot be used in drug discovery until (i) a DNA sequence is recognized to comprise a portion of a G Protein-coupled receptor (ii) the full DNA sequence of the G Protein-coupled receptor is identified, (iii) the function of the G Protein-coupled receptor is elucidated, and (iv) agonists and/or antagonists for the G Protein-coupled receptor are identified.

Traditional Drug Discovery

Drug discovery consists of three key elements: (i) the target, such as a receptor, on which the drug will act, (ii) the potential drug candidates, which include organic chemicals, proteins or peptides, and (iii) the assays or tests to screen these compounds to determine their effect on the target.

Historically, drug discovery has been an inefficient and expensive process. Traditional drug discovery has been hampered by the limited number of known targets and a reliance on *in vitro* assays as a format in which to test compounds. Until scientists began to define the molecular structure of receptors and ligands, there was no simple method to determine the function of such molecules in the cell and, therefore, their utility as drug discovery targets. Even when the target's molecular structure is known, incorporating that target effectively into an *in vitro* assay can be difficult. For example, all known G Protein–coupled receptors are woven through the cell membrane seven times in a very complex, looped structure that cannot be maintained when the isolated protein is put into an *in vitro* assay format. If an assay does not accurately replicate the structure of a target receptor, the compounds identified in the assay may not function as expected when applied to the target receptor on a living cell. Furthermore, receptors, signal transduction proteins and other molecular targets for therapeutic intervention do not exist in isolation in the cell. Their functional activity results from a complex interrelationship with numerous other molecules within the cell. Consequently, traditional drug screening assays often identify compounds as potential drug candidates which, when tested in living cells, prove to have no useful activity or are even toxic. A variety of methods have been developed to address these problems, including using living cells in assays. However, most live cell assays are slow, complex and expensive to maintain.

In recent years, scientific advances have created new and improved tools for drug discovery. For example, molecular biology is identifying a growing number of targets and their gene sequences. There have been significant developments in turning these gene sequences into drug discovery candidates. Cells have been genetically engineered to produce assays that more effectively replicate the physiological environment of a living organism. Robotics have enabled the creation of high–throughput screening systems. Combinatorial chemistry has enhanced the ability to optimize lead compounds by improving their pharmacological characteristics. However, due to the complexity of G Protein–coupled receptors and limited knowledge of their gene sequences and function, these advances do not offer a comprehensive, rapid and cost effective approach to the identification of drug discovery candidates targeted at G Protein–coupled receptors.

Yeast

The Company has developed technologies based on yeast that are useful in identifying drug discovery candidates targeted at G Protein-coupled receptors. Yeast is a single–celled microorganism that is commonly used to make bread, beer and wine. In the 1980's, scientists discovered structural and functional similarities between yeast cells and human cells. Both yeast and human cells consist of a membrane, an intracellular region and a nucleus containing genes. Basic cellular processes, including metabolism, cell division, DNA and RNA synthesis and signal transduction, are the same in both human and yeast cells. Yeast also have signal transduction pathways that function similarly to human cell pathways. More than 40 percent of all human gene classes have functional equivalents in yeast. The genes in yeast express proteins, including cell–surface receptors such as G Protein–coupled receptors and signaling molecules such as protein kinases, that are similar to human proteins.

The Company believes that yeast cells have several important characteristics that are useful in drug discovery.

- The strong correlation between human and yeast gene classes enables the evaluation of the biological function of human proteins, including receptors and signaling molecules, of unknown function. Proteins with comparable gene sequences frequently carry out similar functions. This fact can be used to determine the function of a human gene by genetically engineering a yeast cell to replace a yeast gene coding for a known function with the human gene suspected of having a comparable function. If the yeast cell retains its normal function, it suggests that the human gene and its protein have a biological function similar to that of their yeast counterparts. Consequently, genetically engineered yeast cells can replicate human gene function and provide a biologically relevant context for evaluating interactions between receptors and their related signaling pathways.

- In 1996, the yeast genome was fully sequenced. This knowledge has facilitated analysis of the correlation between yeast and human gene structure and aids in the definition of human gene functions.

- While the yeast signaling mechanism bears many similarities to the human signaling mechanism, the yeast intracellular environment is less complex, thus eliminating much of the ancillary and redundant intracellular signaling pathways that exist in human cells.

- Yeast have the ability to absorb DNA fragments and incorporate them into their genome. As a result, their genetic structure can be easily manipulated using common genetic engineering techniques.

- Yeast cells replicate rapidly. Speed of replication is particularly important because creating a new yeast strain that successfully incorporates new genetic material and adapts to new conditions may take several generations and the strain that so adapts is identifiable by growth. In addition, because a yeast cell reproduces itself every two hours, compared with 24 to 48 hours for mammalian cells, a drug screen using yeast can be developed and evaluated much faster than one using human cell assays.

- Yeast can be easily and inexpensively grown in the laboratory using standard microbiological techniques and, as a consequence, can readily be used in automated screening systems.

- Yeast are resistant both to the solvents often needed to dissolve potentially active compounds and the toxins often found in natural products. Consequently, hybrid yeast cells can be used to screen libraries of synthetic compounds, combinatorial chemicals or natural products.

The Company's Drug Discovery Technologies

The Company has developed several proprietary drug discovery technologies that address many of the limitations of traditional drug discovery methods, including tools used to screen for compounds that act as agonists or antagonists to cell surface receptors and tools used to identify ligands to targeted orphan receptors. The Subsidiary is currently seeking to license these technologies on a non-exclusive basis to third parties.

Hybrid Yeast Cells

The Company has developed a proprietary technology to insert human genes into yeast cells to create hybrid yeast cells. The Company focused its hybrid yeast cell technology primarily on G Protein–coupled receptors. The Company's scientists typically created hybrid yeast cells by replacing yeast G Protein–coupled receptor genes and certain signaling molecules with their human equivalents. As a result, these hybrid yeast cells express a human G Protein–coupled receptor and a portion of its signaling pathway. These hybrid yeast cells can be used to identify those compounds that act as agonists or antagonists to that receptor or a molecule that is in its signaling pathway. The Company has also created hybrid yeast cells using other classes of human cell–surface receptors that have a functional equivalent in yeast. To facilitate drug screen development, the Company has designed and developed more than twenty-five thousand genetically different yeast strains that can be used to build novel hybrid yeast cells.

The Company believes that hybrid yeast cells are highly effective for screening compounds. Hybrid yeast cells can be used to measure the biological activity of the human signaling pathway in which intervention is desired. In addition, hybrid yeast cells contain a single human receptor which connects to a defined signaling pathway. Accordingly, a specific change in cell behavior, such as replication, is easily monitored and can be attributed to the compound being tested. Also, because different human genes can be inserted into yeast, hybrid yeast cells enable the user to identify compounds that act at virtually any site in the human cell signaling pathway. These sites include the ligand binding site on the receptor, as well as other sites on the receptor, and the protein components of individual signaling pathways. Moreover, because yeast are resistant to solvents and toxins often used to dissolve test compounds, hybrid yeast cells can be used to screen synthetic organic libraries, combinatorial libraries and natural product libraries. Hybrid yeast cells can also be used to perform high throughput screening of compound libraries.

The Company has developed a biological database that catalogues the Company's collection of proprietary cells, cell lines, yeast strains and genetic engineering tools. This database currently has approximately 30,000 entries, that include the phenotype and the genotype of the cell or yeast strain and its storage site.

Autocrine Peptide Expression System (Apex™)

The Company extended its hybrid yeast cell technology to develop a novel drug screening technology. Biological signaling frequently involves the concerted behavior of at least two cells: one that sends the signal and a second that receives and responds to that signal. The Company's scientists converted this natural multi–cell process into a single cell process by inserting into a hybrid yeast cell both the human G Protein–coupled receptor and the gene that causes the yeast cell to produce the ligand that naturally binds to the receptor being expressed by the same hybrid yeast cell. As a result, the Company's scientists made the cell self–stimulating, or "autocrine," in that it both sends a signal through production and secretion of a ligand and responds, by replication, to that same signal through the receptor. The Company believes that the autocrine nature of the *Apex*™ system makes it an effective tool for the identification of compounds that act as agonists or antagonists with respect to that receptor or a molecular target in its signaling pathway. As a result, drug screening may be conducted in an accelerated, cost effective process as compared to conventional screening techniques.

Self Selecting Combinatorial Library Technology (SSCL™)

The Company developed its proprietary SSCL™ technology to identify a ligand that activates an orphan receptor. The *SSCL*™ technology involves the creation of a library of peptides encoded in DNA, called a combinatorial peptide expression library. This library is inserted into a strain of hybrid yeast cells that all express the same orphan receptor. The activation of this receptor is functionally coupled with cell replication. Each of the millions of yeast cells in the strain incorporates a different peptide encoded in DNA, resulting in a library of yeast cells which all express the same orphan receptor but are each programmed to secrete a different peptide. Most of the secreted peptides have no effect on the orphan receptor and the hybrid yeast cells producing these peptides do not replicate. The Company estimates that one in a million hybrid yeast cells generates a peptide ligand that activates the orphan receptor. These particular hybrid yeast cells replicate and, therefore, are readily identified. Thus, the *SSCL*™ technology uses self selection to identify the ligand that binds to the targeted orphan receptor. The sequence of the peptide ligand can then be rapidly identified and undergo further evaluation. One to ten million peptides can be tested in a matter of hours. The Company has used its *SSCL*™ technology to successfully identify ligands to orphan receptors in less than a month, significantly accelerating this step in the drug discovery process. Identifying ligands to orphan receptors is the critical first step in determining the biological function of orphan receptors and demonstrating their value as drug discovery targets.

The strains of hybrid yeast cells constructed for the *SSCL*™ can simultaneously be used as screens for large libraries of chemical compounds. This capability enabled the Company to seek to identify a peptide ligand to an orphan receptor while simultaneously creating a high throughput screen for small molecule agonists and antagonists to that receptor.

Bioinformatics for Target Identification

The Company has developed proprietary software algorithms that can be used to rapidly search through the data generated by the Human Genome Project for DNA sequences that are likely to be those of G Protein-coupled receptors.

Human Orphan G Protein-Coupled Receptors

On July 25, 1998, the Company entered into a collaboration agreement with Genome Therapeutics Corporation ("GTC"), which has bioinformatics technologies and know-how that it uses to identify and sequence orphan G Protein-coupled receptors. Pursuant to the collaboration, the Company and Genome Therapeutics Corporation identified and isolated fifty-six (56) human orphan G Protein-coupled receptors. The rights to such fifty-six (56) human orphan G Protein-coupled receptors are owned jointly by the Company and GTC. Each of the Company and GTC will share in any research funding, equity investments, license fees, milestone payments and royalties that may be received from third party pharmaceutical companies that enter into collaboration agreements with the Company and/or GTC with respect to such G Protein-coupled receptors. As of November 1999, the Company and GTC ceased collaborating.

Investment in Sequenom, Inc.

The Company had an equity interest in Axiom Biotechnologies Inc. ("Axiom"). On August 30, 2002, Axiom entered into a merger agreement with a wholly owned subsidiary of Sequenom, Inc. ("Sequenom"). Pursuant to the merger, Cadus received 441,446 shares of common stock in Sequenom, a publicly traded company, in exchange for its equity interest in Axiom.

Collaborative Arrangements

The Company no longer has any collaborations with pharmaceutical companies. The Bristol-Myers Squibb Company collaboration expired in July 1999, the Solvay Pharmaceuticals collaboration was assigned to OSI in July 1999 and the Company and SmithKline Beecham p.l.c. agreed to terminate their collaboration in September 1999. Each of Bristol-Myers Squibb Company and SmithKline Beecham p.l.c. is required to make payments to the Company upon the achievement by it of certain pre-clinical and drug development milestones and to pay the Company royalties on the sale of any drugs developed as a result of the research collaboration with the Company or through the use of the Company's drug discovery technologies. There can be no assurance that any such milestones will be achieved or any such drugs developed.

Licensing Arrangements

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast technologies, including various reagents and its library of over 25,000 yeast strains, and its bioinformatics software. OSI paid to Cadus a license fee of $100,000 and an access fee of $600,000. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license and a supplemental license fee of $250,000, which was paid in December 2000 after the lifting of the injunction obtained by a plaintiff in a patent infringement action against Cadus. OSI may terminate the license at any time on 30 days prior written notice. In December 2001, Cadus transferred its license with OSI to the Subsidiary.

In December 2001, the Subsidiary licensed to a major pharmaceutical company, on a non-exclusive basis, its yeast technologies, including various reagents and its library of over 25,000 yeast strains. The licensee paid to the Subsidiary an up-front non-refundable fee of $500,000. In October 2002, the licensee paid to the Subsidiary an additional $1,000,000 when the licensee achieved a research milestone. The license terminates on December 31, 2006; however the licensee may extend the term for additional one-year periods by paying to the Subsidiary $250,000 for each one-year extension. The Subsidiary is seeking to license its yeast technologies to other third parties on a non-exclusive basis.

Patents, Proprietary Technology and Trade Secrets

The Subsidiary relies upon patents and trade secrets to protect its proprietary technologies. As of March 15, 2003, the Subsidiary was the assignee of nine issued U.S. patents covering aspects of its yeast technology and was the exclusive worldwide licensee of three issued U.S. patents for use in drug discovery. In addition, as of such date, the Subsidiary had filed or held licenses to 15 other U.S. patent applications, as well as related foreign patent applications.

Cadus has obtained from Duke University an exclusive worldwide license to three issued U.S. patents and U.S. and international patent applications covering hybrid yeast cell technologies, which Cadus transferred to the Subsidiary in December 2001. These patents and patent applications are directed to hybrid yeast cells engineered to express human G Protein-coupled receptors and to methods of their use. In consideration for such license, the Subsidiary pays a minimum annual royalty and is required to make payments upon the achievement by the Subsidiary of certain drug development milestones and to pay royalties (net of minimum royalties) on the sale of drugs by the Subsidiary which were initially identified by the Subsidiary through the use of the licensed technology. In lieu of milestones and royalty payments on sales of drugs by sublicensees initially identified by sublicensees through the use of the licensed technology, the Subsidiary pays an annual fee (net of the minimum annual royalty) for each sublicense granted by it to such technology.

Cadus has also filed patent applications based on inventions by Cadus's scientists directed to hybrid yeast cells and yeast cells engineered to produce both peptide libraries and human proteins that can function in certain signal transduction pathways of the engineered yeast cell. These applications seek to protect aspects of the *Apex*™ and *SSCL*™ technologies. Cadus has also filed patent applications directed to methods, constructs and reagents, including engineered cells, for discovering ligands to orphan receptors. Peptides, and mimetics thereof, which have been discovered using the *SSCL*™ technology are also covered in these patent applications both as compositions and for their therapeutic use. Cadus transferred these patent applications to the Subsidiary in December 2001.

The Company has granted a non-exclusive license to use several of its patents and patent applications relating to its yeast–based technologies to OSI and, for certain limited purposes, to a major pharmaceutical company and Solvay Pharmaceuticals.

In addition to patent protection, the Company relies upon trade secrets and proprietary know–how to maintain its competitive position. To maintain the confidentiality of its trade secrets and proprietary information, the Company requires its employees and consultants to execute confidentiality agreements upon the commencement of their relationships with the Company. Such agreements with employees and consultants also provide that all inventions resulting from work performed by them while in the employ of the Company will be the exclusive property of the Company.

Patent law as it relates to inventions in the biotechnology field is still evolving, and involves complex legal and factual questions for which legal principles are not firmly established. Accordingly, no predictions can be made regarding the breadth or enforceability of claims allowed in the patents that have been issued to the Company or its licensors or in patents that may be issued to the Company or its licensors in the future. Accordingly, no assurance can be given that the claims in such patents, either as initially allowed by the United States Patent and Trademark Office or any of its foreign counterparts or as may be subsequently interpreted by courts inside or outside the United States, will be sufficiently broad to protect the Company's proprietary rights, will be commercially valuable or will provide competitive advantages to the Company and its present or future collaborative partners or licensees. Further, there can be no assurance that patents will be granted with respect to any of the Company's pending patent applications or with respect to any patent applications filed by the Company in the future. There can be no assurance that any of the Company's issued or licensed patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know–how or other intellectual property rights would be successful.

The field of gene discovery has become intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents covering their gene discoveries. Some of these applications or patents may be competitive with the Company's applications or conflict in certain respects with claims made under the Company's applications. Moreover, because patent applications in the United States are maintained in secrecy until patents issue and because patent applications in certain other countries generally are not published until more than eighteen months after they are filed and because publication of technological developments in the scientific or patent literature often lags behind the date of such developments, the Company cannot be certain that it was the first to invent the subject matter covered by its patents or patent applications or that it was the first to file patent applications for such inventions. If an issue regarding priority of inventions were to arise with respect to any of the patents or patent applications of the Company or its licensors, the Company might have to participate in litigation or interference proceedings declared by the United States Patent and Trademark Office or similar agencies in other countries to determine priority of invention. Any such participation could result in substantial cost to the Company, even if the eventual outcome were favorable to the Company.

In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or its licensors, to protect trade secrets, know–how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial cost to and diversion of resources by the Company. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities, require the Company to cease using the subject technology or require the Company to license the subject technology from the third party, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. If any licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from using certain of its technologies.

In July 1996, SIBIA Neurosciences, Inc. ("SIBIA") (which was acquired by Merck & Co. in 1999) commenced a patent infringement action against Cadus alleging infringement by Cadus of a patent concerning the use of cells, engineered to express any type of cell surface receptor and a reporter gene, used to report results in the screening of compounds against target assays and seeking injunctive relief and monetary damages. After trial, on December 18, 1998, the jury issued a verdict in favor of SIBIA and awarded SIBIA $18.0 million in damages. On January 29, 1999 the United States District Court granted SIBIA's request for injunctive relief that precluded Cadus from using the method claimed in SIBIA's patent. On February 26, 1999, the United States District Court denied Cadus's motions to set aside the jury verdict, to grant a new trial and to reduce or set aside the $18.0 million judgment awarded by the jury. Cadus appealed the judgment. In order to stay execution pending appeal of the $18.0 million judgment obtained by SIBIA, in March 1999, Cadus deposited $18.5 million in escrow to secure payment of the judgments in the event Cadus were to lose the appeal. On September 6, 2000 the United States Court of Appeals ruled in favor of Cadus and overturned the prior judgment entered by the U.S. District Court. The Court of Appeals ruled that the claims of the SIBIA patent asserted against Cadus were invalid and that the District Court erred in denying Cadus's motion for judgment as a matter of law on the issue of invalidity. On October 30, 2000, the U.S. District Court set aside the $18.0 million judgment in favor of SIBIA and vacated the injunction against Cadus. Separately, in October 2000, Cadus obtained the release of the cash escrow of $19.9 million representing the original $18.5 million and interest that accumulated thereon.

Competition

The biotechnology and pharmaceutical industries are intensely competitive. The Company's technologies consist principally of genetically engineered yeast cells. The Company is aware of companies, such as American Home Products Corporation and Glaxo Smith Kline, Plc, that may use yeast as a drug discovery medium. In addition, many smaller companies are pursuing these areas of research. The Company is also aware of other companies that are inserting human orphan G Protein-coupled receptors into yeast and other cells and using these hybrid cells for drug discovery purposes. Certain other companies are seeking to determine the functions of human orphan G Protein-coupled receptors by identifying agonists to these receptors and by other research methods. All of the above companies are significant competitors of the Company. Many of the Company's competitors have greater financial and human resources, and more experience in research and development than the Company. There can be no assurance that competitors of the Company will not develop competing drug discovery technologies that are more effective than those developed by the Company thereby rendering the Company's drug discovery technologies obsolete or noncompetitive. Moreover, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's ability to use or license its drug discovery technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations.

In order to compete successfully, the Company's goal is to obtain patent protection for its drug discovery technologies and to make these technologies available to pharmaceutical and biotechnology companies through licensing arrangements for use in discovering drugs. There can be no assurance, however, that the Company will obtain patents covering its technologies that protect it against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing technologies that circumvent the Company's technologies or that such competitors will not succeed in developing technologies that are more effective than those developed by the Company or that would render technology of the Company less competitive or obsolete.

Government Regulation

The development, manufacturing and marketing of drugs developed through the use of the Company's technologies are subject to regulation by numerous governmental agencies in the United States and in other countries. To date, none of the Company's technologies has resulted in any clinical drug candidates. The FDA and comparable regulatory agencies in other countries impose mandatory procedures and standards for the conduct of certain preclinical testing and clinical trials and the production and marketing of drugs for human therapeutic use. Product development and approval of a new drug are likely to take a number of years and involve the expenditure of substantial resources.

The steps required by the FDA before new drugs may be marketed in the United States include:(i) preclinical studies; (ii) the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug (an "IND"); (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of a new drug application (an "NDA"); and (v) review and approval of the NDA by the FDA before the drug may be shipped or sold commercially.

In the United States, preclinical testing includes both *in vitro* and *in vivo* laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Laboratories involved in preclinical testing must comply with FDA regulations regarding Good Laboratory Practices. Preclinical testing results are submitted to the FDA as part of the IND and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in the commencement of human clinical trials.

Clinical trials, which involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, are typically conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board (the "IRB") at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Compounds must be formulated according to the FDA's Good Manufacturing Practices ("GMP").

Phase I clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of selected patients with the targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety (adverse effects), dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III clinical trials are initiated to establish further clinical safety and efficacy of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for all physician labeling. The results of the research and product development, manufacturing, preclinical testing, clinical trials and related information are submitted to the FDA in the form of an NDA for approval of the marketing and shipment of the drug.

Timetables for the various phases of clinical trials and NDA approval cannot be predicted with any certainty. The Company or the FDA may suspend clinical trials at any time if it is believed that individuals participating in such trials are being exposed to unacceptable health risks. Even assuming that clinical trials are completed and that an NDA is submitted to the FDA, there can be no assurance that the NDA will be reviewed by the FDA in a timely manner or that once reviewed, the NDA will be approved. The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, or may require additional testing or information with respect to the investigational drug. Even if initial FDA approval is obtained, further studies, including post–market studies, may be required in order to provide additional data on safety and will be required in order to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. The FDA will also require post–market reporting and may require surveillance programs to monitor the side effects of the drug. Results of post–marketing programs may limit or expand the further marketing of the drug. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling, an NDA supplement may be required to be submitted to the FDA.

Each manufacturing establishment for new drugs is also required to receive some form of approval by the FDA. Among the conditions for such approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to GMP, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and may be subject to inspections by foreign and other Federal, state or local agencies.

There can be no assurance that the regulatory framework described above will not change or that additional regulations will not arise that may affect approval of or delay an IND or an NDA. The Company has no preclinical or clinical development expertise and intends to rely on third party clinical research organizations to design and conduct most of such activities if required.

Prior to the commencement of marketing a product in other countries, regulatory approval in such countries is required, whether or not FDA approval has been obtained for such product. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than the time required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country has its own procedures and requirements.

The Company is also subject to regulation under other Federal laws and regulation under state and local laws, including laws relating to occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control. Although the Company believes that it is in compliance with these laws and regulations in all material respects, there can be no assurance that it will not be required to incur significant costs to comply with environmental and other laws or regulations in the future.

Employees

As of March 15, 2003, the Company had no employees. Michele Paige, the Chief Executive Officer of Cadus and the Subsidiary, is not an employee of Cadus or the Subsidiary and is serving as the Chief Executive Officer of Cadus and the Subsidiary without compensation.

Item 2. Properties.

Cadus leases storage space in Tarrytown, New York.

Item 3. Legal Proceedings.

The Company is not a party to any legal proceedings.

Item 4. Submission to a Vote of Security Holders.

No matter was submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Cadus's common stock, $.01 par value per share (the "Common Stock"), was traded on the Nasdaq National Market under the symbol KDUS until September 27, 1999 when it was delisted. Since September 27, 1999, Cadus's Common Stock has traded on the over-the-counter bulletin board under the symbol KDUS.OB. The table below sets forth the high and low sales price per share of the Common Stock for the periods indicated, as reported by the over-the-counter bulletin board.

Fiscal Year 2002	High	Low
First quarter ended March 31, 2002	$1.45	$1.09
Second quarter ended June 30, 2002	$1.50	$1.15
Third quarter ended September 30, 2002	$1.20	$1.08
Fourth quarter ended December 31, 2002	$1.21	$1.01

Fiscal Year 2001	High	Low
First quarter ended March 31, 2001	$1.09	$0.63
Second quarter ended June 30, 2001	$1.12	$0.77
Third quarter ended September 30, 2001	$1.00	$0.75
Fourth quarter ended December 31, 2001	$1.20	$0.81

As of March 15, 2003, there were approximately 65 holders of record of Cadus's Common Stock.

Cadus has not declared or paid any cash dividends on its Common Stock during the past two fiscal years and does not anticipate paying any such dividends in the foreseeable future. Cadus intends to retain any earnings for the growth of and for use in its business.

Recent Sales of Unregistered Securities.

Within the past three years, Cadus has not issued and sold securities that were not registered under the Securities Act of 1933, as amended (the "Act").

Item 6. Selected Financial Data.

The selected financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this report.

Statement of Operations Data:	Year Ended December 31, 2002	2001	2000	1999	1998
		(dollars in thousands, except share and per share data)			
Revenues	$1,100	$600	$979	$6,028	$12,576
Operating costs and expenses:					
Research and development	--	--	--	9,116	15,389
General and administrative	885	1,079	1,652	3,643	8,977
Total operating costs and expenses	885	1,079	1,652	12,759	24,366
Operating gain (loss)	214	(479)	(1,411)	(6,731)	(11,790)
Net income (loss)	$1,316[1]	$ (317)[2]	$18,051[3]	($8,524)	($29,690)[3]
Basic and diluted net income (loss) per share	$0.10	($0.02)	$1.37	($0.65)	($2.32)
Shares used in calculation of basic and diluted net income (loss) per share	13,144,040	13,144,040	13,133,615	13,068,940	12,811,525

Balance Sheet Data:	December 31, 2002	2001	2000	1999	1998
			(in thousands)		
Cash and cash equivalents	$24,923	$24,469	$24,383[4]	$5,082[4]	$10,976[4]
Total assets	26,870	26,201	25,709	26,699	36,587
Short-term debt	--	--	--	--	--
Accumulated deficit	(33,006)	(34,322)	(34,005)	(52,056)	(43,532)
Stockholders' equity	26,458	25,356	25,672	7,465	15,989

Cadus has not paid any dividends since its inception and does not anticipate paying any dividends on its common stock in the foreseeable future.

(1) The net income of $1,316,000 for the year ended December 31, 2002 includes a realized gain of $823,189 related to common shares of Sequenom received in connection with the merger of Axiom, in which Cadus had an equity interest, with Sequenom.

(2) The net loss of $317,000 for the year ended December 31, 2001 includes an arbitration award of approximately $750,000 to a former employee and a $155,402 reimbursement of SIBIA litigation costs offset by legal costs of $29,786.

(3) The net income of $18.1 million for the year ended December 31, 2000 includes the reversal of the reserve for litigation damages of $18.8 million (net of legal costs) as a result of the reversal by the Court of Appeals on September 6, 2000 of the judgment that had been obtained by SIBIA in December 1998.

The net loss of $29.7 million for the year ended December 31, 1998 includes an $18.5 million reserve for litigation damages with respect to the patent infringement litigation with SIBIA.

(4) In order to stay execution pending appeal of the $18.0 million judgment obtained by SIBIA, in March 1999, Cadus deposited $18.5 million in escrow to secure payment of the judgment in the event Cadus were to lose the appeal. Such $18.5 million was classified, as of December 31, 1998, as "restricted cash noncurrent" and Cadus's "cash and cash equivalents" was reduced by $18.5 million. Interest earned on the restricted cash has been added to restricted cash. Upon the reversal of such judgment by the Court of Appeals on September 6, 2000 the cash ceased to be classified as "restricted" and was included in "cash and cash equivalents".

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

Overview

Cadus was incorporated in 1992 and until July 30, 1999, devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. On July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. Cadus terminated all employees who were not hired by OSI or who did not voluntarily resign except for the Chief Executive Officer, who resigned in April 2000. The Company is currently seeking to (i) license the Subsidiary's drug discovery technologies and (ii) to use a portion of its available cash to acquire or invest in companies or income producing assets. While such companies or assets might be in the biotechnology or pharmaceutical industries, the Company will consider acquisitions or investments in other industries as well.

The Company has incurred operating losses in each year since its inception except for an operating gain of approximately $214,000 during the year ended December 31, 2002. At December 31, 2002, the Company had an accumulated deficit of approximately $33.0 million. The Company's losses have resulted principally from costs incurred in connection with its research and development activities and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company'srevenues and interest income. As a result of the sale of its drug discovery assets to OSI and the cessation of its internal drug discovery operations and research efforts for collaborative partners, the Company ceased to have research funding revenues and substantially reduced its operating expenses.

The following accounting policies are important to understanding our financial condition and results of operations and should be read as an integral part of the discussion and analysis of the results of our operations and financial position. For additional accounting policies, see note 2 to our consolidated financial statements, "Significant Accounting Policies"

Revenue recognition. We have entered into license agreements with two companies under which we have licensed to them our yeast technology on a non-exclusive basis. The agreements provide for the payment of non-refundable license fees to the Company. We recognize the license fees as income when received, as there are no continuing performance obligations of the Company to the licensees.

Accounting for income taxes. As part of the process of preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Results of Operations

Years Ended December 31, 2002 and 2001

Revenues

Revenues for 2002 increased to $1,100,000 from $600,000 in 2001. This increase is primarily attributable to the Company receiving a $1,000,000 research milestone payment from a licensee.

Operating Expenses

General and administrative expenses decreased to $885,000 for 2002 from $1.079 million for 2001. This decrease was attributable primarily to a decrease in professional fees and insurance.

Interest Income

Interest income for 2002 decreased to $336,000 from $838,000 in 2001. This decrease is attributable primarily to the decrease in interest rates.

Equity in Other Ventures

Equity in other ventures in 2002 reflects a loss of $692 from the Company's investment in Laurel Partners Limited Partnership.

Realized Gain on Marketable Securities

On August 30, 2002, the Company's equity interest in Axiom was converted into 441,446 shares of common stock of Sequenom pursuant to the merger of Axiom with a subsidiary of Sequenom. Upon the closing of the transaction, the Company recorded a realized gain of $823,189 with respect to the 338,761 shares of common stock of Sequenom received in the merger in the consolidated statement of operations for the year ended December 31, 2002. The value of the remaining 102,685 shares of common stock of Sequenom received in the merger and being held in escrow was recorded as a deferred gain on exchange of equity interest in the accompanying consolidated balance sheet.

Gain on Reversal of Litigation Judgment

In 2001, pursuant to a court order the Company received $155,402 in reimbursement of SIBIA litigation costs which was partially offset by legal costs incurred of $29,786.

Settlement of Arbitration

In March 2002, the arbitrator in the arbitration proceeding commenced against Cadus by Philip N. Sussman, the former Senior Vice President, Finance and Corporate Development, and Chief Financial Officer of Cadus, ruled in favor of Mr. Sussman and awarded him approximately $750,000 in severance pay, interest and attorneys and other costs and fees which was included in the 2001 statement of operations and paid in 2002.

Net Income (Loss)

The net income for 2002 was $1,316,000 compared to a net loss of $317,000 for 2001. The increase is primarily attributable to a $500,000 increase in license fees, a decrease in general and administrative expenses of $194,000 and a realized gain on marketable securities of $823,189 offset by a decrease in interest income of $502,000. In 2001 there was an arbitration award of approximately $750,000 against Cadus in favor of a former employee.

Years Ended December 31, 2001 and 2000

Revenues

Revenues for 2001 decreased to $600,000 from $978,500 in 2000. This decrease is primarily attributable to the Company receiving less licensing fees.

Operating Expenses

General and administrative expenses decreased to $1.1 million for 2001 from $1.7 million for 2000. This decrease was attributable primarily to the elimination of approximately $608,000 in compensation to the former Chief Executive Officer (including $497,500 in severance) offset in part by an increase in patent maintenance costs and professional fees of approximately $150,000.

Interest Income

Interest income for 2001 increased to $838,000 from $639,000 in 2000. This increase is attributable primarily to the increase in the Company's unrestricted cash equivalent balances as compared to 2000 as a result of the release of funds that were held in escrow in connection with the SIBIA litigation.

Equity in Other Ventures

Equity in other ventures in 2001 reflects income of $3,086 from the Company's investment in Laurel Partners Limited Partnership. The investment in Axiom Biotechnologies, Inc. was written down to zero as of December 31, 2000.

Gain on Reversal of Litigation Judgment

In 2001, pursuant to a court order the Company received $155,402 in reimbursement of SIBIA litigation costs which was partially offset by legal costs incurred of $29,786. The $18,841,489 gain recognized in 2000 was the result of the United States Court of Appeals ruling in favor of the Company overturning a 1998 judgment by the U.S. District Court in the patent infringement suit filed by SIBIA.

Settlement of Arbitration

In March 2002, the arbitrator in the arbitration proceeding commenced against Cadus by Philip N. Sussman, the former Senior Vice President, Finance and Corporate Development, and Chief Financial Officer of Cadus, ruled in favor of Mr. Sussman and awarded him approximately $750,000 in severance pay, interest and attorneys and other costs and fees which was included in the 2001 statement of operations.

Net (Loss) Income

The net loss for 2001 was $317,000 compared to net income of $18.1 million in 2000. This decrease is primarily attributable to the approximately $18.8 million gain on the reversal of the SIBIA litigation judgment being recognized in 2000 and there being no comparable gain in 2001 and the arbitration award in 2001 of approximately $750,000 against Cadus in favor of a former employee.

Liquidity and Capital Resources

At December 31, 2002 the Company held cash and cash equivalents of $24.9 million. The Company's working capital at December 31, 2002 was $25.4 million.

On July 30, 1999, Cadus sold its drug discovery assets to OSI and ceased its internal drug discovery operations and research efforts for collaborative partners. Pursuant to such sale transaction, OSI assumed, among other things, Cadus's lease to the Company's research facility in Tarrytown, New York and Cadus's equipment lease with General Electric Capital Corporation. Cadus terminated all employees who were not hired by OSI or who did not voluntarily resign, except for the Chief Executive Officer. As a result of the foregoing, Cadus ceased to have research funding revenues and substantially reduced its operating expenses.

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast technologies. OSI paid to Cadus a license fee of $100,000 and an access fee of $600,000. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license and a supplemental license fee of $250,000 which was paid in December 2000 after the lifting of the injunction obtained by SIBIA. OSI may terminate the license at any time on 30 days prior written notice. In December 2001, Cadus transferred its license with OSI to the Subsidiary.

In December 2001, the Subsidiary licensed to a major pharmaceutical company, on a non-exclusive basis, its yeast technologies. The licensee paid to the Subsidiary an up-front non-refundable fee of $500,000. In October 2002, the licensee paid to the Subsidiary an additional $1,000,000 when the licensee achieved a research milestone. The license terminates on December 31, 2006; however, the licensee may extend the term for additional one-year periods by paying to the Subsidiary $250,000 for each one-year extension.

The Company believes that its existing resources, together with interest income, will be sufficient to support its current and projected funding requirements through the end of 2004. This forecast of the period of time through which the Company's financial resources will be adequate to support its operation is a forward-looking statement that may not prove accurate and, as such, actual results may vary. The Company's capital requirements may vary as a result of a number of factors, including the transactions, if any, arising from the Company's efforts to license its technologies, the transactions, if any, arising from the Company's efforts to acquire or invest in companies or income producing assets and the expenses of pursuing such transactions.

At December 31, 2002 the Company had tax net operating loss carryforwards of approximately $28.3 million and research and development credit carryforwards of approximately $2.5 million which expire in years 2009 through 2022. The Company's ability to utilize such net operating loss and research and development credit carryforwards is subject to certain limitations due to ownership changes as defined by rules enacted with the Tax Reform Act of 1986.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's earnings and cash flows are subject to fluctuations due to changes in interest rates primarily from its investment of available cash balances in money market funds with portfolios of investment grade corporate and U.S. government securities. The Company does not believe it is materially exposed to changes in interest rates. Under its current policies the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

Item 8. Financial Statements.

The financial statements and notes thereto may be found following Item 15 of this report. For an index to the financial statements and supplementary data, see Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Company.

Information with respect to the executive officers and directors of Cadus as of March 15, 2002 is set forth below:

Name	Age	Position
Michele Paige	33	Chief Executive Officer, President and Director
James R. Broach, Ph.D.	54	Director
Russell D. Glass	40	Director
Carl C. Icahn	67	Director
Peter S. Liebert, M.D. (1)	67	Director
Jack G. Wasserman (1)	65	Director

(1) Member of the Compensation Committee.

Michele Paige became a director and President, Chief Executive Officer, Treasurer and Secretary of Cadus in February 2002. From July 2001 Ms. Paige has served as an Investment Associate of Icahn Associates Corp. From September 1999 until June 2001, Ms. Paige studied at the Harvard Business School, from which she received her MBA in 2001. From 1998-1999, Ms. Paige was a Research Associate at The Conference Board, an economic think-tank, where she specialized in mergers and acquisitions. Ms. Paige currently serves as a Trustee of The Leopold Schepp Foundation, which awards scholarships that support both graduate and undergraduate education for exceptional students with demonstrated financial need. Ms. Paige earned her B.A. from Brown University and a J.D. from Yale Law School, where she was a member of The Yale Law Review.

Russell D. Glass became a director of Cadus in June 1998. He served as President and Chief Executive Officer of Cadus from April 2000 until February 2003. Since 2002 Mr. Glass has been the Co-Chairman and Chief Investment Officer of Ranger Partners, an investment management company. From 1998 to 2002 Mr. Glass served as President and Chief Investment Officer of Icahn Associates Corp., a diversified investment firm, and as Vice-Chairman and Director of Lowestfare.com, Inc., travel services company. Previously, Mr. Glass had been a partner in Relational Investors LLC, from 1996 to 1998, and in Premier Partners Inc., from 1988 to 1996, firms engaged in investment research and management. From 1984 to 1986 he served as an investment banker with Kidder, Peabody & Co. Previously, Mr. Glass served as a Director of Automated Travel Systems, Inc., a software development firm; Axiom Biotechnologies, a pharmacology profiling company; National Energy Group, an oil and gas exploration and production company; and Next Generation Technology Holdings, a healthcare information technology company. He currently serves as a Director of the A.G. Spanos Corporation, a national real estate developer and owner of the NFL San Diego Chargers Football Club. Mr. Glass earned a B.A. in economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.

James R. Broach, Ph.D., a scientific founder of Cadus and inventor of Cadus's yeast–based drug discovery technology, has been Director of Research of Cadus since its inception. He is and has been since 1984 a Professor at Princeton University in the Department of Molecular Biology. In 1984, Dr. Broach and his collaborators were the first ones to demonstrate that human genes could be successfully implanted into yeast cells. He received his Ph.D. in Biochemistry from University of California at Berkeley and his B.S. from Yale University.

Carl C. Icahn became a director of Cadus in July 1993. He was a Co–Chairman of the Board of Directors from May 1995 to May 1996. Mr. Icahn has served as Chairman of the Board and a Director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a privately–held holding company, and Chairman of the Board and a Director of various subsidiaries of Starfire, including ACF Industries, Incorporated, a privately–held railcar leasing and manufacturing company, since 1984. He has also been Chairman of the Board and President of Icahn & Co., Inc., a registered broker–dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate. Since August 1998, he has also served as Chairman of the Board of Lowestfare.com, LLC, an internet travel reservations company. From October 1998, Mr. Icahn has been President and a Director of Stratosphere Corporation which operates the Stratosphere Hotel and Casino. Since September 29, 2000, Mr. Icahn has served as the Chairman of the Board of GB Holdings, Inc., GB Property Funding, Inc. and Great Bay Hotel & Casino, Inc. which owns and operates the Sands Hotel in Atlantic City, NJ. Mr. Icahn received his B.A. from Princeton University.

Peter S. Liebert, M.D., became a director of Cadus in April 1995. Dr. Liebert has been a pediatric surgeon in private practice since 1968 and is affiliated with Babies Hospital of Columbia

Presbyterian. He is Clinical Associate Professor of Surgery, College of Physicians and Surgeons, Columbia University. He is also Chairman of the Board of Rx Vitamins, Inc. Dr. Liebert holds an M.D. from Harvard University Medical School and a B.A. from Princeton University.

Jack G. Wasserman became a director of Cadus in May 1996. For the past five years, Mr. Wasserman has been a senior partner in Wasserman, Schneider, Babb & Reeds, a New York law firm that concentrates its practice in legal matters relating to international trade. Mr. Wasserman is a director of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate. Mr. Wasserman is also a director of National Energy Group, Inc., a public company engaged in oil exploration. Mr. Wasserman received a B.A. from Adelphi University, a J.D. from Georgetown University and a Graduate Diploma from the Johns Hopkins University School of Advanced International Studies.

Directors are elected by the stockholders of Cadus at each annual meeting of stockholders and serve until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier removal or resignation.

The Board of Directors of Cadus has a Compensation Committee, consisting of Messrs. Liebert and Wasserman, which makes recommendations regarding salaries and incentive compensation for employees of and consultants to Cadus and which administers the 1993 Stock Option Plan and the 1996 Incentive Plan.

The non-employee directors receive $1,000 for each meeting of the Board of Directors attended and $500 for each meeting of a committee of the Board of Directors attended.

Other Matters Relating to Directors

On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership ("High River") (a limited partnership controlled by Mr. Icahn) alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Securities Exchange Act of 1934. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. The Court then denied Reliance's motion for a preliminary injunction and ordered dissolution of the temporary restraining order following dissemination of the supplement. Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiffs' stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint against Mr. Icahn and his affiliates was dissolved. On March 22, 2001, the Court of Appeals ruled in favor of Mr. Icahn by affirming the judgment of the District Court.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Cadus's directors and executive officers, and persons who own more than ten percent of a registered class of Cadus's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock of Cadus. Reporting persons are required by SEC regulation to furnish the Company with copies of all such filed reports. To Cadus's knowledge, based solely on a review of copies of such filed reports furnished to Cadus, all of Cadus's directors, officers and greater than ten percent beneficial owners made all required filings during fiscal year 2002 in a timely manner.

Item 11. Executive Compensation.

The following table sets forth certain information concerning the compensation paid or accrued by Cadus for services rendered to Cadus in all capacities for the fiscal years ended December 31, 2002, 2001 and 2000, by its Chief Executive Officer and each of the Cadus's other executive officers whose total salary and bonus exceeded $100,000 during 2002 (collectively, the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation
Russell D. Glass (1)	2002	--	--	--	--
President and Chief Executive	2001	--	--	--	--
Officer	2000	--	--	--	--

(1) Mr. Russell D. Glass was the Company's President and Chief Executive Officer from April 2000 until February 2003 and served in such capacity without compensation.

Option Grants

The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 2002 by Cadus to the Named Executive Officers:

Option Grants in Last Fiscal Year

Name	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Terms ($)	
	Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)	Expiration Date	5%	10%
Russell D. Glass	—	—	—	—	–	–

Option Exercises and Holdings

The following table sets forth certain information concerning each exercise of stock options, during the fiscal year ended December 31, 2002 by the Named Executive Officers and unexercised stock options held by the Named Executive Officers as of the end of such fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2002(#)		Value of Unexercised In-The-Money Options at December 31, 2002($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Russell D. Glass ...	–	–	–	–	–	–

Incentive Plans

1993 Stock Option Plan

Cadus's 1993 Stock Option Plan (the "1993 Stock Option Plan") provides for the grant of options to purchase shares of Common Stock to officers, employees and consultants of the Company. The maximum number of shares of Common Stock that may be issued pursuant to the 1993 Stock Option Plan is 666,667 (plus any shares that are the subject of canceled or forfeited awards). Effective as of May 10, 1996, the 1993 Stock Option Plan was replaced by the 1996 Incentive Plan with respect to all future awards to the Company's employees and consultants. See "Incentive Plans — 1996 Incentive Plan."

The 1993 Stock Option Plan is administered by the Compensation Committee which is presently comprised of Peter Liebert and Jack G. Wasserman.

Under the 1993 Stock Option Plan, the Compensation Committee may establish with respect to each option granted such vesting provisions as it determines to be appropriate or advisable. In general, options granted under the 1993 Stock Option Plan have a ten–year term, and such options vest or have vested over four–year periods at various rates. Unexercised options automatically terminate upon the termination of the holder's relationship with the Company. However, the Compensation Committee may accelerate a vesting schedule and/or extend the time for exercise of all or any part of an option in the event of the termination of the holder's relationship with the Company. In addition, the 1993 Stock Option Plan includes a provision authorizing the Compensation Committee to adjust the number of shares of Common Stock available for grant, the number of shares of Common Stock subject to outstanding awards thereunder and the per share exercise price thereof in the event of any stock dividend, stock split, recapitalization, merger or certain other events. The Compensation Committee may terminate the 1993 Stock Option Plan at any time but any such termination will not adversely affect options previously granted.

Options granted under the 1993 Stock Option Plan are nontransferable except by will or the laws of descent and distribution.

During 2002, there were no stock options granted under the 1993 Stock Option Plan.

As of March 15, 2003, an aggregate of 163,405 shares of Common Stock were subject to outstanding stock options granted under the 1993 Stock Option Plan. As of March 15, 2003, options to purchase 276,739 shares were exercisable at prices ranging from $1.37 to $3.51 per share.

Cadus has registered the shares issuable upon exercise of stock options granted under the 1993 Stock Option Plan pursuant to a registration statement on Form S-8.

Stock Option Agreements

Cadus has granted non–qualified stock options to directors, officers, employees and consultants of Cadus by means of stock option agreements. During 2002, there were no stock options granted pursuant to stock option agreements. As of March 15, 2003, an aggregate of 323,403 shares of Common Stock were subject to outstanding stock options granted under stock option agreements, and options to purchase 323,403 shares under such option agreements were exercisable at prices ranging from $1.50 to $6.75 per share.

Cadus has registered the shares issuable upon exercise of stock options granted under such stock option agreements pursuant to a registration statement on Form S-8.

1996 Incentive Plan

Cadus's 1996 Incentive Plan (the "1996 Incentive Plan") was adopted by the Board of Directors and approved by the stockholders of Cadus in May 1996. The 1996 Incentive Plan replaced the 1993 Stock Option Plan, effective as of May 10, 1996, with respect to all future awards by Cadus to the Company's employees and consultants. However, while all future awards will be made under the 1996 Incentive Plan, awards made under the 1993 Stock Option Plan will continue to be administered in accordance with the 1993 Stock Option Plan. See "Incentive Plans — 1993 Stock Option Plan." In December 1996, the Board of Directors of Cadus amended the 1996 Incentive Plan to (i) increase the maximum number of shares of Common Stock that may be the subject of awards under the 1996 Incentive Plan from 333,334 to 833,334 (plus any shares that are the subject of canceled or forfeited awards) and (ii) provide for the grant of stock options to directors of the Company. The stockholders of Cadus approved such amendments to the 1996 Incentive Plan in June 1997. In December 1997, the Board of Directors amended the 1996 Incentive Plan to increase the maximum number of shares of Common Stock that may be the subject of awards under the 1996 Incentive Plan from 833,334 to 1,833,334 (plus any shares that are the subject of canceled or forfeited awards). The stockholders of Cadus approved this amendment to the 1996 Incentive Plan in June 1998.

The 1996 Incentive Plan is administered by the Compensation Committee, which has the power and authority under the 1996 Incentive Plan to determine which of Cadus's employees, consultants and directors will receive awards, the time or times at which awards will be made, the nature and amount of the awards, the exercise or purchase price, if any, of such awards, and such other terms and conditions applicable to awards as it determines to be appropriate or advisable.

Options granted under the 1996 Incentive Plan may be either non–qualified stock options or options intended to qualify as incentive stock options under Section 422 of the Code. The term of incentive stock options granted under the 1996 Incentive Plan cannot extend beyond ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined voting power of all classes of stock of Cadus on the date of grant).

Shares of Common Stock may either be awarded or sold under the 1996 Incentive Plan and may be issued or sold with or without vesting and other restrictions, as determined by the Compensation Committee.

Under the 1996 Incentive Plan, the Compensation Committee may establish with respect to each option or share awarded or sold such vesting provisions as it determines to be appropriate or advisable. Unvested options will automatically terminate within a specified period of time following the termination of the holder's relationship with Cadus and in no event beyond the expiration of the term. Cadus may either repurchase unvested shares of Common Stock at their original purchase price upon the termination of the holder's relationship with the Company or cause the forfeiture of such shares, as determined by the Compensation Committee. All options granted and shares sold under the 1996 Incentive Plan to employees of the Company may, in the discretion of the Compensation Committee, become fully vested upon the occurrence of certain corporate transactions if the holders thereof are terminated in connection therewith.

The exercise price of options granted and the purchase price of shares sold under the 1996 Incentive Plan are determined by the Compensation Committee, but may not, in the case of incentive stock options, be less than the fair market value of the Common Stock on the date of grant (or, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, 110% of such fair market value), as determined by the Compensation Committee.

The Compensation Committee may also grant, in combination with non–qualified stock options and incentive stock options, stock appreciation rights ("Tandem SARs"), or may grant Tandem SARs as an addition to outstanding non–qualified stock options. A Tandem SAR permits the participant, in lieu of exercising the corresponding option, to elect to receive any appreciation in the value of the shares subject to such option directly from Cadus in shares of Common Stock. The amount payable by Cadus upon the exercise of a Tandem SAR is measured by the difference between the market value of such shares at the time of exercise and the option exercise price. Generally, Tandem SARs may be exercised at any time after the underlying option vests. Upon the exercise of a Tandem SAR, the corresponding portion of the related option must be surrendered and cannot thereafter be exercised. Conversely, upon exercise of an option to which a Tandem SAR is attached, the Tandem SAR may no longer be exercised to the extent that the corresponding option has been exercised. Nontandem stock appreciation rights ("Nontandem SARs") may also be awarded by the Compensation Committee. A Nontandem SAR permits the participant to elect to receive from Cadus that number of shares of Common Stock having an aggregate market value equal to the excess of the market value of the shares covered by the Nontandem SAR on the date of exercise over the aggregate base price of such shares as determined by the Compensation Committee. With respect to both Tandem and Nontandem SARs, the Compensation Committee may determine to cause Cadus to settle its obligations arising out of the exercise of such rights in cash or a combination of cash and shares, in lieu of issuing shares only.

Under the 1996 Incentive Plan, the Compensation Committee may also award tax offset payments to assist employees in paying income taxes incurred as a result of their participation in the 1996 Incentive Plan. The amount of the tax offset payments will be determined by applying a percentage established from time to time by the Compensation Committee to all or a portion of the taxable income recognizable by the employee upon: (i) the exercise of a non-qualified stock option or an SAR; (ii) the disposition of shares received upon exercise of an incentive stock option; (iii) the lapse of restrictions on restricted shares; or (iv) the award of unrestricted shares.

The number and class of shares available under the 1996 Incentive Plan may be adjusted by the Compensation Committee to prevent dilution or enlargement of rights in the event of various changes in the capitalization of Cadus. At the time of grant of any award, the Compensation Committee may provide that the number and class of shares issuable in connection with such award be adjusted in certain circumstances to prevent dilution or enlargement of rights.

The Board of Directors of Cadus may suspend, amend, modify or terminate the 1996 Incentive Plan. However, Cadus's stockholders must approve any amendment that would (i) materially increase the aggregate number of shares issuable under the 1996 Incentive Plan, (ii) materially increase the benefits accruing to employees under the 1996 Incentive Plan or (iii) materially modify the requirements for eligibility to participate in the 1996 Incentive Plan. Awards made prior to the termination of the 1996 Incentive Plan shall continue in accordance with their terms following such termination. No amendment, suspension or termination of the 1996 Incentive Plan shall adversely affect the rights of an employee or consultant in awards previously granted without such employee's or consultant's consent.

As of March 15, 2003, an aggregate of 9,167 shares of Common Stock were subject to outstanding stock options granted under the 1996 Incentive Plan. As of March 15, 2003, stock options to purchase 9,167 shares were exercisable at prices ranging from $6.38 to $6.63 per share.

Cadus has registered the shares issuable upon exercise of stock options granted or which may be granted under the 1996 Incentive Plan pursuant to a registration statement on Form S-8.

Compensation Committee Interlocks and Insider Participation

Cadus's Compensation Committee is composed of Peter Liebert and Jack G. Wasserman. Neither Mr. Liebert nor Mr. Wasserman is or was an officer or employee of the Company.

Board Compensation Committee Report on Executive Compensation

Introduction

The Compensation Committee of the Board of Directors of Cadus is responsible for determining and administering the Company's compensation policies for the remuneration of Cadus's officers. The Compensation Committee annually evaluates individual and corporate performance from both a short-term and long-term perspective. In 2002, Cadus had no officers other than its Chief Executive Officer who served in such capacity without compensation. Accordingly, the following report of the Compensation Committee is not directly applicable to calendar year 2002 but is presented for historical perspective.

Philosophy

Cadus's executive compensation program historically has sought to encourage the achievement of business objectives and superior corporate performance by the Cadus's executives. The program enables Cadus to reward and retain highly qualified executives and to foster a performance-oriented environment wherein management's long-term focus is on maximizing stockholder value through equity-based incentives. The program calls for consideration of the nature of each executive's work and responsibilities, unusual accomplishments or achievements on the Company's behalf, years of service, the executive's total compensation and the Company's financial condition generally.

Components of Executive Compensation

Historically, Cadus's executive employees have received cash-based and equity-based compensation.

Cash-Based Compensation. Base salary represents the primary cash component of an executive employee's compensation, and is determined by evaluating the responsibilities associated with an employee's position at the Company and the employee's overall level of experience. In addition, the Committee, in its discretion, may award bonuses. The Compensation Committee and the Board believe that the Company's management and employees are best motivated through stock option awards and cash incentives.

Equity-Based Compensation. Equity-based compensation principally has been in the form of stock options. The Compensation Committee and the Board believe that stock options represent an important component of a well-balanced compensation program. Because stock option awards provide value only in the event of share price appreciation, stock options enhance management's focus on maximizing long-term stockholder value and thus provide a direct relationship between an executive's compensation and the stockholders' interests. No specific formula is used to determine stock option awards for an employee.

Rather, individual award levels are based upon the subjective evaluation of each employee's overall past and expected future contributions to the success of the Company.

Compensation of the Chief Executive Officer

The philosophy, factors and criteria of the Compensation Committee generally applicable to the Company's officers have historically been applicable to the Chief Executive Officer. However, the Company's Chief Executive Officer in 2002, Russell D. Glass, served in such capacity without compensation and the current Chief Executive Officer, Michele Paige, is serving in such capacity without compensation.

Peter Liebert
Jack G. Wasserman

Comparative Stock Performance Graph

The following graph provides a comparison of the cumulative total return* for the Nasdaq Stock Market (US) Index, the Nasdaq Biotechnology Index and Cadus since December 31, 1997


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG CADUS PHARMACEUTICAL CORPORATION,
THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ BIOTECHNOLOGY INDEX
DOLLARS
500
450
400
350
300
250
200
150
100
50
0
12/97
12/98
12/99
12/00
12/01
12/02
CADUS PHARMACEUTICAL CORPORATION
NASDAQ STOCK MARKET (U.S.)
NASDAQ BIOTECHNOLOGY

* $100 invested on 12/31/97 in stock or index-
including reinvestment of dividends.
Fiscal year ending December 31.

Corresponding index values and Cadus's Common Stock price values are given below:

	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Cadus	100.00	30.39	4.91	11.28	18.35	17.10
Nasdaq Stock Market (U.S.) Index	100.00	140.99	261.48	157.42	124.89	86.34
Nasdaq Biotechnology Index	100.00	156.02	359.99	450.07	376.78	234.15
Cadus Closing Stock Price	$6.375	1.938	0.31	0.72	1.17	1.09

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 15, 2003 with respect to (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and officers as a group. All information is based upon ownership filings made by such persons with the Securities and Exchange Commission (the "Commission") or upon information provided by such persons to the Company.

Name and Address of Beneficial Owner (1)	Number of Shares Amount and Nature of Beneficial Ownership	Percentage of Outstanding Owned(2)
Carl C. Icahn .... 767 Fifth Avenue New York, New York 10153	4,973,158(3)	37.80%
Bristol-Myers Squibb .... 345 Park Avenue New York, New York 10154	1,232,500	9.38%
Jay D. Johnson .... 525 Buckingham Place Downers Grove, IL 60516	663,140(4)	5.05%
SmithKline Beecham Corporation .... One Franklin Plaza Philadelphia, PA 19102	660,962(5)	5.03%
James R. Broach	----	*
Russell D. Glass	----	*
Peter S. Liebert, M.D.	20,334(6)	*
Michele Paige	----	*
Jack G. Wasserman	14,500(7)	*
All executive officers and directors as a .... group (6 persons)	5,007,992(8)	37.99%

* Less than one percent

(1) Except as otherwise indicated above, the address of each stockholder identified above is c/o the Company, 767 Fifth Avenue, New York, NY 10153. Except as indicated in the other footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.

(2) Share ownership in the case of each person listed above includes shares issuable upon the exercise of options held by such person as of March 15, 2002, that may be exercised within 60 days after such date for purposes of computing the percentage of Common Stock owned by such person, but not for purposes of computing the percentage of Common Stock owned by any other person.

(3) Includes 2,258,790 shares of Common Stock held by High River Limited Partnership and 1,599,942 shares of Common Stock held by Barberry Corp.. Mr. Icahn is the sole shareholder of Barberry Corp. and Barberry Corp. is the sole general partner of High River Limited Partnership. Also includes 12,000 shares of Common Stock that Mr. Icahn currently has the right to acquire upon the exercise of stock options.

(4) Jay Johnson has shared voting power and shared investment power with respect to 663,140 shares of Common Stock, Lakeshore Capital, Inc. has shared voting power and investment power with respect to 551,240 shares of Common Stock, and Aqua Fund L.P. has shared voting power and shared investment power with respect to 228,100 shares of Common Stock. Jay D. Johnson is the President of Lakeshore Capital, Inc. and Lakeshore Capital, Inc. is the general partner of Aqua Fund L.P.

(5) Includes 330,481 shares of Common Stock held by SmithKline Beecham p.l.c., an affiliate of SmithKline Beecham Corporation.

(6) Includes 12,000 shares of Common Stock which Dr. Liebert currently has the right to acquire upon the exercise of stock options.

(7) Consists of 14,500 shares of Common Stock which Mr. Wasserman currently has the right to acquire upon the exercise of stock options.

(8) Includes 38,500 shares of Common Stock issuable upon exercise of options. See footnotes (3), (6) and (7).

Equity Compensation Plan Information.

The following table sets forth certain information with respect to compensation plans (including individual compensation arrangements) under which equity securities of Cadus were authorized for issuance as of December 31, 2002:

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	285,906	$1.68	1,736,221
Equity compensation plans not approved by security holders	323,403	$2.42	0
Total	609,309	$2.08	1,736,221

Item 13. Certain Relationships and Related Transactions.

None.

Item 14. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation of the Company's disclosure controls and procedures conducted within 90 days of the date of filing this annual report on Form 10-K, the Company's President and Chief Executive Officer, who also performs functions similar to those of a principal financial officer, concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15(d)-14(c) promulgated under the Securities Exchange Act of 1934) are effective.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were any corrective actions required with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(b) Reports on Form 8-K

The Company filed no reports on Form 8-K during the last quarter of the period covered by this report.

(c) Exhibits

Exhibit No.	Description of Document
3.1	Amended and Restated Certificate of Incorporation of Cadus Pharmaceutical Corporation ("Cadus"), as filed with the Secretary of State of Delaware on July 22, 1996. (1)

3.2	By-laws of Cadus. (2)
4.1	Specimen of Common Stock Certificate of Cadus. (2)
4.2	1993 Cadus Pharmaceutical Corporation Stock Option Plan. (2)
4.3	Cadus Pharmaceutical Corporation 1996 Incentive Plan. (2)
4.4	Amendment to Cadus Pharmaceutical Corporation 1996 Incentive Plan. (1)
4.5	Form of Incentive Stock Option Agreement utilized in connection with issuances of stock options under the Cadus Pharmaceutical Corporation 1996 Incentive Plan. (1)
4.6	Form of Stock Option Agreement between Cadus and each of the following employees of Cadus: Philip N. Sussman, John Manfredi, Andrew Murphy, Jeremy Paul, Lauren Silverman, Joshua Trueheart, James S. Rielly, Thomas F. Deuel, Norman R. Klinman, Elliott M. Ross, Jeremy Thorner, Arnold Levine, John Ransom, Christine Klein, Suzanne K. Wakamoto, Christopher Pleiman, Algis Anilionis, Anupama K. Nadkarni, Mitchell Silverstein, Michael A. Spruyt and David Fruhling. (1)
4.7	Form of Stock Option Agreement between Cadus and each of the following non-employee directors of Cadus: Theodore Altman, Harold First, Carl Icahn, Peter Liebert, Robert Mitchell, Mark Rachesky, William Scott, Jack Wasserman and Samuel D. Waksal. (1)
4.8	Stock Purchase Agreement between Cadus and SmithKline Beecham Corporation, dated as of February 25, 1997. (3)
4.9	Registration Rights Agreement between Cadus and SmithKline Beecham Corporation, dated as of February 25, 1997. (3)
10.1	Form of Indemnification Agreement entered into between Cadus and its directors and officers. (2)
10.2	Form of Agreement Regarding Assignment of Inventions, Confidentiality and Non-Competition. (2)
10.3	The 401(k) Plan of the Cadus Pharmaceutical Corporation. (2)
10.4	Employment Agreement between Jeremy M. Levin and Cadus. (2)
10.5	Preferred Stock Purchase Agreement dated as of July 30, 1993 between Cadus and the purchasers of Series A Preferred Stock, together with the First and Second

	Amendments thereto dated as of July 26, 1994 and October 31, 1995, respectively. (2)
10.6	Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus and Bristol-Myers Squibb Company ("Bristol-Myers") concerning Series B Preferred Stock, together with the First Amendment thereto dated as of October 31, 1995. (2)
10.7	Preferred Stock Purchase Agreement dated as of November 1, 1995 between Cadus and Physica B.V. concerning Series B Preferred Stock. (2)
10.8	Research Collaboration and License Agreement, dated as of July 26, 1994, between Cadus and Bristol-Myers. (2)
10.9	Screening and Option Agreement, dated as of July 26, 1994, between Cadus and Bristol-Myers. (2)
10.10	Research Collaboration and License Agreement, dated as of November 1, 1995 between Cadus and Solvay Pharmaceuticals B.V. (2)
10.11	Sublease Agreement, dated as of October 19, 1994, between Cadus and Union Carbide Corporation. (2)
10.12	Lease, dated as of June 20, 1995 between Cadus and Keren Limited Partnership. (2)
10.13	Consulting Agreement between Cadus and James R. Broach, dated February 1, 1994. (2)
10.14	Amended and Restated License Agreement between Cadus and Duke University, dated May 10, 1994. (2)
10.15	License Agreement between Cadus and National Jewish Center for Immunology and Respiratory Medicine dated November 1, 1994. (2)
10.16	Stock Option Agreement, dated as of November 1, 1994, between Cadus and John C. Cambier. (2)
10.17	Stock Option Agreement, dated as of November 1, 1994, between Cadus and Gary L. Johnson. (2)
10.18	Consulting Agreement, dated as of November 1, 1994, between Cadus and John C. Cambier. (2)

10.19	Consulting Agreement, dated as of November 1, 1994, between Cadus and Gary L. Johnson. (2)
10.20	Research Collaboration Agreement, dated as of January 9, 1995, between Cadus and Houghten Pharmaceuticals, Inc., together with the Amendment thereto dated as of March 1996. (2)
10.21	Stock Option Agreement, dated as of December 18, 1995, between Cadus and James R. Broach. (2)
10.22	Waiver, dated May 17, 1996, of Section 1.05 of the Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus and Bristol-Myers, as amended by the First Amendment thereto dated as of October 31, 1995. (2)
10.23	Waiver, dated May 17, 1996, of Section 1.04 of the Preferred Stock Purchase Agreement dated as of November 1, 1995 between Cadus and Physica B.V. (2)
10.24	Research Collaboration and License Agreement among Cadus, SmithKline Beecham Corporation and SmithKline Beecham p.l.c., dated as of February 25, 1997. (3)
10.25	Employment Agreement, dated as of June 30, 1998, between Cadus and Charles Woler. (4)
10.26	Employment Agreement, dated as of September 10, 1998, between Cadus and Philip N. Sussman. (4)
10.27	Agreement and Instructions to Stakeholder among Cadus, SIBIA and Security Trust Company entered into in March 1999. (5)
10.28	Asset Purchase Agreement, dated as of July 30, 1999, between Cadus and OSI Pharmaceuticals, Inc. (Schedules to the Asset Purchase Agreement have been intentionally omitted. Cadus hereby undertakes to furnish supplementally to the Securities and Exchange Commission upon request a copy of the omitted schedules.) (6)
10.29	Yeast Technology License Agreement, dated as of February 15, 2000, between Cadus and OSI Pharmaceuticals, Inc. (Exhibits to the Yeast Technology Agreement have been intentionally omitted. Cadus hereby undertakes to furnish supplementally to the Securities and Exchange Commission upon request a copy of the omitted exhibits.) (7)
23	Consent of KPMG LLP, independent auditors.

24	Power of Attorney (filed as part of the signature page to this Report).
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Filed with Cadus's Registration Statement on Form S-8 (Registration No. 333-21871), dated February 14, 1997.

(2) Filed with Cadus's Registration Statement on Form S-1 (Registration No. 333-4441), declared effective by the Commission on July 17, 1996.

(3) Filed with Cadus's Current Report on Form 8-K, dated March 7, 1997.

(4) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

(5) Filed with Cadus's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(6) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999.

(7) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADUS PHARMACEUTICAL CORPORATION

By: /s/ Michele Paige
Michele Paige, Chief Executive Officer and President

Each person whose signature appears below constitutes and appoints Michele Paige and Jack G. Wasserman, or either of them, each with the power of substitution, his true and lawful attorney-in-fact to sign any amendments to this report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute, may do or choose to be done by virtue hereof.

Pursuant to the Requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated below.

Name	Title	Date
/s/ Michele Paige Michele Paige	Chief Executive Officer, President and Director (Principal Executive Officer and Principal Accounting Officer)	March 28, 2003
/s/ James R. Broach James R. Broach	Director	March 28, 2003
/s/ Russell D. Glass Russell D. Glass	Director	March 28, 2003
____________ Carl C. Icahn	Director	March __, 2003
/s/ Peter S. Liebert Peter S. Liebert	Director	March 28, 2003
____________ Jack G. Wasserman	Director	March __, 2003

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michele Paige, President and Chief Executive Officer of Cadus Pharmaceutical Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Cadus Pharmaceutical Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedure as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Michele Paige
Michele Paige
President and Chief Executive Officer (Chief Executive Officer and Chief Financial Officer)

CADUS PHARMACEUTICAL CORPORATION AND SUBSIDIARY

INDEX

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Cadus Pharmaceutical Corporation:

We have audited the accompanying consolidated balance sheets of Cadus Pharmaceutical Corporation and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cadus Pharmaceutical Corporation and subsidiary as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

March 17, 2003

CADUS PHARMACEUTICAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
Current assets:		
Cash and cash equivalents	$24,923,071	$24,469,357
License fee receivable	-	500,000
Prepaid and other current assets	79,053	75,000
Investment in marketable securities - restricted	794,603	-
Total current assets	25,796,727	25,044,357
Investment in other ventures	164,922	165,614
Other assets, net	908,841	990,622
Total assets	$26,870,490	$26,200,593

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2002	December 31, 2001
Current liabilities:		
Accrued expenses and other current liabilities	$ 227,810	$ 95,032
Arbitration settlement	-	750,000
Deferred gain on exchange of equity interest	184,833	-
Total current liabilities	412,643	845,032
Commitments (note 14)		
Stockholders' equity:		
Common stock, $.01 par value. Authorized 35,000,000 shares at December 31, 2002 and 2001; issued 13,285,707 shares at December 31, 2002 and 2001; outstanding 13,144,040 shares at December 31, 2002 and 2001	132,857	132,857
Additional paid-in capital	59,844,355	59,844,355
Accumulated deficit	(33,005,871)	(34,321,576)
Accumulated other comprehensive loss	(213,419)	-
Treasury stock, 141,667 shares of common stock at December 31, 2002 and 2001	(300,075)	(300,075)
Total stockholders' equity	26,457,847	25,355,561
Total liabilities and stockholders' equity	$26,870,490	$26,200,593

See accompanying notes to consolidated financial statements.

CADUS PHARMACEUTICAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2002	2001	2000
License and maintenance fees	$1,100,000	$ 600,000	$ 978,500
Total revenues	1,100,000	600,000	978,500
Costs and expenses			
General and administrative	885,406	1,079,614	1,652,067
(Gain) loss in equity in other ventures	692	(3,086)	837,062
Gain on sale of equipment	-	-	(100,000)
Total costs and expenses	886,098	1,076,528	2,389,129
Operating gain (loss)	213,902	(476,528)	(1,410,629)
Other income (expenses):			
Interest income	335,614	837,639	638,954
Gain on reversal of litigation judgment, net of legal fees	-	125,616	18,841,489
Arbitration settlement	-	(750,000)	-
Realized gain on marketable securities	823,189	-	-
Total other income, net	1,158,803	213,255	19,480,443
Income (loss) before income tax provision	1,372,705	(263,273)	18,069,814
State tax provision	57,000	53,579	18,419
Net income (loss)	$1,315,705	($ 316,852)	$18,051,395
Basic and diluted net income (loss) per share	$ 0.10	($ .02)	$ 1.37
Weighted average shares of common stock outstanding - basic and diluted	13,144,040	13,144,040	13,133,615

See accompanying notes to consolidated financial statements.

CADUS PHARMACEUTICAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Treasury Stock		
	Shares	Amount	Capital	Deficit	Income (Loss)	Shares	Amount	Total
Balance at January 1, 2000	13,210,607	$132,106	$59,689,446	($52,056,119)	$ -	(141,667)	($300,075)	$7,465,358
Issuance of common stock in connection with exercise of options	75,100	751	154,909	-	-	-	-	155,660
Net income for year ended December 31, 2000	-	-	-	18,051,395	-	-	-	18,051,395
Balance at December 31, 2000	13,285,707	132,857	59,844,355	(34,004,724)	-	(141,667)	(300,075)	25,672,413
Net loss for the year ended December 31, 2001	-	-	-	(316,852)	-	-	-	(316,852)
Balance at December 31, 2001	13,285,707	132,857	59,844,355	(34,321,576)	-	(141,667)	(300,075)	25,355,561
Net income for the year ended December 31, 2002	-	-	-	1,315,705	-	-	-	1,315,705
Unrealized loss on investment in marketable securities	-	-	-	-	(213,419)	-	-	(213,419)
Comprehensive income								1,102,286
Balance at December 31, 2002	13,285,707	$132,857	$59,844,355	($33,005,871)	($213,419)	(141,667)	($300,075)	$26,457,847

See accompanying notes to consolidated financial statements.

CADUS PHARMACEUTICAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$1,315,705	($ 316,852)	$18,051,395
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	80,906	80,905	80,905
Loss (gain) of equity in other ventures	692	(3,086)	837,062
(Gain) on sale of equipment	-	-	(100,000)
Realized gain on marketable securities	(823,189)	-	-
Changes in assets and liabilities:			
Decrease (increase) in license fee receivable	500,000	(500,000)	-
(Increase) decrease in prepaid and other current assets	(4,053)	6,250	(11,467)
Decrease in other assets	875	10,000	11,126
Decrease in deferred revenue	-	-	(28,500)
Decrease in litigation damages	-	-	(19,065,431)
Decrease in accounts payable	-	-	(17,644)
(Decrease) increase in accrued expenses and other current liabilities	(617,222)	808,788	(85,599)
Net cash provided by (used in) operating activities	453,714	86,005	(328,153)
Cash flows from investing activities:			
Proceeds from sale of patents and fixed assets	-	-	100,000
Decrease in restricted cash	-	-	19,078,997
Net cash provided by investing activities	-	-	19,178,997
Cash flows from financing activities:			
Proceeds from issuance of common stock upon exercise of stock options	-	-	155,660
Decrease in due from officer and director	-	-	294,636
Net cash provided by financing activities	-	-	450,296
Net increase in cash and cash equivalents	453,714	86,005	19,301,140
Cash and cash equivalents - beginning of period	24,469,357	24,383,352	5,082,212
Cash and cash equivalents - end of period	$24,923,071	$24,469,357	$24,383,352

See accompanying notes to consolidated financial statements.

(1) Organization and Basis of Preparation

Cadus Pharmaceutical Corporation ("Cadus") was incorporated on January 23, 1992, under the laws of the State of Delaware and until July 30, 1999, devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. As further discussed in Note 3, on July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceutical, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. Cadus terminated all employees, who were not hired by OSI or who did not voluntarily resign, except for the chief executive officer who resigned in April 2000. Cadus is seeking to license its technologies and to otherwise realize value from its assets. Cadus is also seeking to use a portion of its available cash to acquire technologies or products or to acquire or invest in companies.

In December 2001, Cadus organized a wholly owned subsidiary, Cadus Technologies, Inc. (the "Subsidiary"), and transferred its yeast-based drug discovery technologies to the Subsidiary. On December 19, 2001, the Subsidiary licensed such yeast-based drug discovery technologies on a non-exclusive basis to a major pharmaceutical company (see further discussion at note 9).

At December 31, 2002, Cadus and the Subsidiary (collectively, the "Company") had an accumulated deficit of approximately $33.0 million. The Company's losses have resulted principally from costs incurred in connection with its research and development activities and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's revenues and interest income. As a result of the sale of its drug discovery assets to OSI and the cessation of its internal drug discovery operations and research efforts for collaborative partners, the Company ceased to have research funding revenues and substantially reduced its operating expenses.

The Company believes that its existing resources, together with interest income, will be sufficient to support its current and projected funding requirements through the end of 2004. This forecast of the period of time through which the Company's financial resources will be adequate to support its operations is a forward-looking statement that may not prove accurate and, as such, actual results may vary. The Company's capital requirements may vary as a result of a number of factors, including the transactions, if any, arising from the Company's efforts to acquire or invest in companies or income producing assets; and the expenses of pursuing such transactions.

(2) Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Cadus and its wholly owned subsidiary, Cadus Technologies, Inc. All intercompany balances and transactions have been eliminated in consolidation. The Company operates in one segment and leases novel yeast-based and other drug discovery technologies.

(b) Cash Equivalents

The Company includes as cash equivalents all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 2002 and 2001 were cash equivalents of $22,757,378 and $22,439,259, respectively.

(c) Other Assets

Other non-current assets consists of capitalized patent costs that are amortized on a straight-line basis over fifteen years. At December 31, 2002 and 2001 accumulated amortization is $470,178 and $389,272, respectively. Amortization expense amounted to approximately $81,000 for each of the years ended December 31 2002, 2001 and 2000. The annual amortization for the next five years will be approximately $81,000 per year.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Revenue Recognition

The Company has entered into license agreements with two companies to use its yeast technology on a non-exclusive basis. The agreements provide for the payment of non-refundable license fees to the Company. The Company recognizes the license fees as income when received, as there are no continuing performance obligations of the Company to the licensees.

(f) Net Income (Loss) Per Share

Basic net income (loss) per share as of December 31, 2002, 2001 and 2000 is computed by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is calculated based on the weighted average of common shares outstanding plus the effect of dilutive common stock equivalents (stock options). The effect of stock options totaling 609,309, 609,309 and 719,976 at December 31, 2002, 2001 and 2000, respectively, were not included in the net income (loss) per share calculation because their effect would have been anti-dilutive.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Fair Value of Financial Instruments

Management of the Company believes that the carrying value of its monetary assets and liabilities approximates fair value as a result of the short term nature of such assets and liabilities.

(i) Stock-Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25*, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. Pro forma net income (loss) would be the same as the reported net income (loss) for each of the years in the three-year period ended December 31, 2002 had the fair-value-based method been applied to all outstanding awards, which were fully vested as of December 31, 1999.

(j) Comprehensive Income

SFAS No. 130 requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. Other comprehensive income may include foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. Our operations in 2002 gave rise to an unrealized loss on marketable securities classified as available for sale.

(k) Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses the accounting for acquisitions of businesses and is effective for acquisitions occurring on or after July 1, 2001. SFAS No 142 addresses the method of identifying and measuring goodwill and other intangible assets, eliminates further amortization of goodwill and intangible assets that have indefinite useful lives, and requires periodic evaluations of impairment of goodwill balances and intangible assets. SFAS No. 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Pursuant to the provisions of SFAS No. 142 the Company has reassessed the useful lives of the capitalized patent costs reflected in the accompanying balance sheets as other assets. The adoption of SFAS No. 141 and SFAS No. 142 had no effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and is effective for fiscal years beginning after December 15, 2001. There was no impact on the Company's financial statements from the adoption of SFAS No.144 as of January 1, 2002.

(3) Asset Sale to OSI Pharmaceuticals

On July 30, 1999, Cadus sold to OSI, pursuant to an asset purchase agreement, its drug discovery programs focused on G protein-coupled receptors, its directed library of approximately 150,000 small molecule compounds specifically designed for drug discovery in the G protein-coupled receptor arena, its collaboration with Solvay Pharmaceuticals B.V. ("Solvay Pharmaceuticals"), its lease to its research facility in Tarrytown, New York together with the furniture and fixtures and its lease to equipment in the facility, and its inventory of laboratory supplies. Pursuant to such sale transaction, OSI assumed Cadus'slease to Cadus'sresearch facility in Tarrytown, New York, Cadus's equipment lease with General Electric Capital Corporation and the Cadus's researchcollaboration and license agreement with Solvay Pharmaceuticals. As consideration for the sale, Cadus received approximately $1,500,000 in cash and OSI assumed certain liabilities of Cadus relating to employees hired by OSI aggregating approximately $133,000. In addition, Cadus would be entitled to royalties and up to $3.0 million in milestone payments on the first product derived from compounds sold to OSI or from the collaboration with Solvay Pharmaceuticals. Cadus licensed to OSI on a non-exclusive basis certain technology solely to enable OSI to fulfill its obligations under the collaboration with Solvay Pharmaceuticals. Cadus also licensed to OSI on a non-exclusive basis certain proprietary software and technology relating to chemical resins in order to enable OSI to fully benefit from the compounds it acquired from the Cadus. Cadus retained ownership of all its other assets, including its core yeast technology for developing drug discovery assays, its collection of over 25,000 proprietary yeast strains, human and mammalian cell lines, and genetic engineering tools, and its genomics databases related to G protein-coupled receptors.

(4) Litigation

In July 1996, SIBIA (which was acquired by Merck and Co. in 1999) commenced a patent infringement action against Cadus alleging infringement by Cadus of a patent concerning the use of cells, engineered to express any type of cell surface receptor and a reporter gene, used to report results in the screening of compounds against target assays and seeking injunctive relief and monetary damages. After trial, on December 18, 1998, the jury issued a verdict in favor of SIBIA and awarded SIBIA $18.0 million in damages. On January 29, 1999 the United States District Court granted SIBIA's request for injunctive relief that precludes Cadus from using the method claimed in SIBIA'spatent. On February 26, 1999, the United States District Court denied Cadus's motions to set aside the jury verdict, to grant a new trial and to reduce or set aside the $18.0 million judgment awarded by the jury. Cadus appealed the judgment. In order to stay execution pending appeal of the $18.0 million judgment obtained by SIBIA in March 1999, Cadus deposited $18.5 million in escrow to secure payment of the judgment in the event Cadus were to lose the appeal. Cadus recorded a reserve for litigation damages of $18.5 million in its statement of operations for the year ended December 31, 1998. Interest earned on the restricted cash was added to the reserve for litigation damages, which was $19.1 million at December 31, 1999. On September 6, 2000 the

United States Court of Appeals ruled in favor of Cadus and overturned the 1998 judgment entered by the U.S. District Court. The Court of Appeals ruled that the claims of the SIBIA patent asserted against Cadus were invalid and that the District Court erred in denying Cadus's motion for judgment as a matter of law on the issue of invalidity. On October 30, 2000, the U.S. District Court set aside the $18,000,000 judgment in favor of SIBIA and vacated the injunction against Cadus. Separately, in October 2000, Cadus obtained the release of the cash escrow of $19.9 million representing the original $18.5 million and interest that accumulated thereon. The reserve for litigation of $18,841,489 (net of direct legal costs of $1 million) has been reversed and credited to the statement of operations for the year ended December 31, 2000. Pursuant to a court order, Cadus received in February 2001 a $155,402 reimbursement of SIBIA litigation costs which was partially offset by legal costs incurred of $29,786.

In March 2002, the arbitrator in the arbitration proceeding commenced against Cadus by Philip N. Sussman, the former Senior Vice President, Finance and Corporate Development, and Chief Financial Officer of Cadus, ruled in favor of Mr. Sussman and awarded him approximately $750,000 in severance pay, interest and attorneys and other costs and fees. A charge of $750,000 was recorded in the accompanying consolidated statement of operations for the year ended December 31, 2001. The Company paid the arbitration settlement during 2002.

(5) Fixed Assets

During fiscal year 2000, after having sold a majority of its fixed assets to OSI and writing off its fixed assets in 1999, Cadus sold its remaining fully depreciated fixed assets to M.I.T. for $100,000. The gain on the sale of these fixed assets of $100,000 is included in gain on sale of equipment on the statements of operations.

(6) Investments in Other Ventures

In December 1996, Cadus issued a $150,000 promissory note bearing interest at 7% per annum in exchange for a 42% limited partnership interest in Laurel Partners Limited Partnership ("Laurel"), a limited partnership of which a shareholder of Cadus is the general partner. The principal amount and interest thereon was paid in December 1998. In addition, Cadus purchased for $160,660 in cash, a 47% limited partnership interest in Laurel from Tortoise Corporation, a corporation wholly-owned by the shareholder. Laurel's purpose is to invest, directly or indirectly, in securities of biotechnology companies. Cadus had the right to require the shareholder to match any future investment made by Cadus in Laurel up to an aggregate investment on the part of the shareholder of $5.0 million. This right expired on December 31, 1999. Cadus is not required to make any additional investment in Laurel. The investment is accounted for under the equity method with the recognition of losses limited to Cadus's capital contributions. For the years ended December 31, 2002, 2001 and 2000 Cadus recognized gains (losses) of ($692), $3,086 and ($2,649), respectively, related to the investment. The remaining investment in Laurel of $164,922 and $165,614 at December 31, 2002 and 2001, respectively, is included in investments in other ventures on the balance sheet.

Cadus had an equity interest in Axiom Biotechnologies, Inc. ("Axiom"). Due to Axiom's operating losses, Cadus's investment was written down to zero as of December 31, 2000. On August 30, 2002 Axiom entered into a merger agreement with a wholly owned subsidiary of Sequenom, Inc. ("Sequenom") whose shares of common stock are publicly traded on the Nasdaq National Market. Pursuant to the merger, Cadus received 441,446 common shares of Sequenom with a fair market value of $2.43 per share, in exchange for its shares of Axiom. Pursuant to the merger, 102,685 of Cadus's 441,446 common shares of Sequenom are held in escrow (the "Escrow Shares") for a one-year period.

The Escrow Shares are held to secure rights to indemnification, compensation and reimbursement of Sequenom and other indemnitees as provided in the merger agreement. Upon the closing of the transaction, Cadus recorded a realized gain of $823,189 related to the 338,761 common shares received in the consolidated statement of operations for the year ended December 31, 2002. The Company is restricted from selling the shares for a period of one year from August 30, 2002. The value of the Escrow Shares received was recorded as a deferred gain on exchange of equity interests in the accompanying consolidated balance sheets. Pursuant to the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities," management deems its investment in Sequenom to be available for sale and reports its investment at fair value with net unrealized gains or losses reported within shareholders' equity. The Company's unrealized loss of $213,419 on shares received is reflected in accumulated other comprehensive income (loss) as of December 31, 2002. The Company's unrealized loss of $64,692 on Escrow Shares is reflected as an offset to the deferred gain on exchange of equity interests as of December 31, 2002.

(8) Income Taxes

Deferred tax assets of approximately $15,011,000 and $15,554,000 at December 31, 2002 and 2001, respectively, relate principally to net operating loss carryforwards of $28,296,000 and $27,990,000, research and development credit carryforwards of $2,535,000 and $2,535,000, and equity losses on investments of $3,177,000 and $4,000,000 at December 31, 2002 and 2001, respectively. An offsetting valuation allowance has been established for the full amount of the deferred tax assets to reduce such assets to zero, as a result of the significant uncertainty regarding their ultimate realization. The aggregate valuation allowance decreased $543,000 and $230,000 during the year ended December 31, 2002 and 2001, respectively.

The Company's net operating loss carryforwards and research and development credit carryforwards noted above expire in various years from 2009 to 2022. The Company's ability to utilize such net operating loss and research and development credit carryforwards is subject to certain limitations due to ownership changes, as defined by rules enacted with the Tax Reform Act of 1986. The Company's tax provision for each year represents a minimum New York state tax on capital. There was no provision for income taxes in 2002, 2001 and 2000 as taxable income was offset by the utilization of the Company's available net operating loss carryforwards for Federal and state purposes.

(9) Licensing Agreements

In December 2001, Cadus Technologies, Inc., Cadus's wholly owned subsidiary, licensed its yeast-based drug discovery technologies on a non-exclusive basis to a major pharmaceutical company. Under the licensing agreement, the subsidiary received an up-front non-refundable fee of $500,000 that is recorded as revenue in the accompanying consolidated statement of operations for the year ended December 31, 2001 as the Company has no further involvement with the development of the product. The subsidiary received an additional licensing fee of $1,000,000 in October 2002 when the licensee achieved a research milestone. The licensee is entitled to use the technologies for five years. Following the initial five year term, the licensee may renew the license annually upon payment of an annual licensing fee of $250,000. For the years ended December 31, 2002 and 2001, the Company recognized $1,000,000 and $500,000, respectively, in license revenue from the licensee.

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast-based drug discovery technologies, including various reagents and its library of over 30,000 yeast strains, and its bioinformatics software. OSI paid to Cadus a license fee of $100,000 and an access fee of $600,000, which have been recorded as license fee revenue in the accompanying consolidated statement of operations for the year ended December 31, 2000. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license and a supplemental license fee of $250,000 which was paid in December 2000 after the lifting of the injunction obtained by SIBIA and recorded as license fee revenue. OSI may terminate the license at any time on 30 days prior written notice. For the years ended December 31, 2002, 2001 and 2000, the Company recognized $100,000, $100,000 and $950,000, respectively, in license and maintenance fees from OSI.

(10) Research Collaboration and License Agreements

Cadus no longer has any collaborations with pharmaceutical companies. The Bristol-Myers Squibb Company collaboration expired in July 1999, the Solvay Pharmaceutical collaboration was assigned to OSI in July 1999 and Cadus and SmithKline Beecham p.l.c. agreed to terminate their collaboration in September 1999. Each of Bristol-Myers Squibb Company and SmithKline Beecham p.l.c. is required to make payments to Cadus upon the achievement by it of certain pre-clinical and drug development milestones and to pay Cadus royalties on the sale of any drugs developed as a result of the research collaboration with Cadus or through the use of Cadus's drug discovery technologies. There can be no assurance that any such milestones will be achieved or any such drugs developed.

(11) License Agreements

The Company has entered into license agreements with various third parties. Generally, the agreements provide that the Company will pay license fees and/or maintenance payments, in return for the use of technology and information and the right to manufacture, use and sell future products. These agreements provide for payments based on the completion of milestone events, as well as royalty payments based upon a percentage of product or assay sales. License fees and maintenance payments for the years ended December 31, 2002, 2001 and 2000 were $25,000, $25,000 and $48,194, respectively.

(12) Stock Options

(a) The 1993 Stock Option Plan ("the 1993 Plan") was adopted in January 1993. The 1993 Plan provides for the grant of options to reward executives, consultants and employees in order to foster in such personnel an increased personal interest in the future growth and prosperity of Cadus. The options granted under the 1993 Plan may be either incentive stock options or nonqualified options. An aggregate of 666,667 common shares were reserved for issuance under the 1993 Plan.

Options granted under the 1993 Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% and 85% of the fair market value on the date of grant as determined by the Board of Directors for incentive stock options and nonqualified options, respectively. The options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The schedule prescribes the date or dates on which the options become exercisable, and may provide that the option rights accrue or become exercisable in installments over a period of months or years.

Activity under the 1993 Plan is as follows:

	Options Outstanding	
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2000	316,739	$1.50
2000 activity		
Granted	-	-
Exercised	(40,000)	$1.37
Canceled	-	-
Balance at December 31, 2000	276,739	$1.52
2001 activity		
Granted	-	-
Exercised	-	-
Canceled	-	-
Balance at December 31, 2001	276,739	$1.52
2002 activity		
Granted	-	-
Exercised	-	-
Canceled	-	-
Balance at December 31, 2002	276,739	$1.52

At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.37 to $3.51 and .63 years, respectively.

At December 31, 2002 and 2001, the number of options exercisable was 276,739 and the weighted-average exercise price of those options was $1.52.

The following table summarizes stock option information for the 1993 Plan as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.37 to $1.50	270,072	.63	$1.47	270,072	$1.47
$3.51	6,667	.50	$3.51	6,667	$3.51
$1.37 to $3.51	276,739	.63	$1.52	276,739	$1.52

(b) Cadus entered into stock option agreements not pursuant to any plan with certain directors, employees, founders and consultants. These options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The options become exercisable in installments over a period of months or years. As of December 31, 2002, an aggregate of 323,403 common shares was reserved for issuance pursuant to such stock option agreements.

In November 1996, the Compensation Committee granted to certain directors then in office an option to purchase 12,000 shares of common stock at an exercise price of $6.75 per share. Each stock option grant is fully exercisable and expires in November 2006.

Activity for all the above grants not issued pursuant to any plan is as follows:

	Options Outstanding	
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2000	439,170	$2.47
2000 activity		
Granted	-	-
Exercised	(5,100)	$3.60
Canceled	-	-
Balance at December 31, 2000	434,070	$2.46
2001 activity		
Granted	-	-
Exercised	-	-
Canceled	(110,667)	$2.57
Balance at December 31, 2001	323,403	$2.42
2002 activity		
Granted	-	-
Exercised	-	-
Canceled	-	-
Balance at December 31, 2002	323,403	$2.42

At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.50 to $6.75 and 2.22 years, respectively.

At December 31, 2002 and 2001, the number of options exercisable was 323,403, and the weighted-average exercise price of those options was $2.42.

The following table summarizes stock option information for grants not subject to any plan as of December 31, 2002:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.50 to $2.57	253,334	1.84	$1.50	253,334	$1.50
$3.60	22,069	2.97	$3.60	22,069	$3.60
$6.75	48,000	3.88	$6.75	48,000	$6.75
$1.50 to $6.75	323,403	2.22	$2.42	323,403	$2.42

(c) Effective May 10, 1996, the 1993 Plan was replaced by the 1996 Incentive Plan ("the 1996 Plan") with respect to all future awards to Cadus'semployees and consultants. However, awards made under the 1993 Plan will continue to be administered in accordance with the 1993 Plan.

The 1996 Plan was adopted in May 1996. The options granted under the 1996 Plan may be either incentive stock options or nonqualified options. In December 1996, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased from 333,334 to 833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and such increase was approved by the stockholders of Cadus in June 1997. In December 1997, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased to 1,833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and approved by the stockholders of Cadus in June 1998.

Options granted under the 1996 Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% of the fair value on the date of grant as determined by the Board of Directors for incentive and nonqualified stock options. The options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The schedule prescribes the date or dates on which the options become exercisable in installments over a period of months or years.

Activity under the 1996 Plan is as follows:

	Options Outstanding	
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2000	434,167	$2.57
2000 activity		
Granted	-	-
Exercised	(30,000)	$2.75
Canceled	(395,000)	$2.46
Balance at December 31, 2000	9,167	$6.56
2001 activity		

Granted	-	-
Exercised	-	-
Canceled	-	-
Balance at December 31, 2001	9,167	$6.56
2002 activity		
Granted	-	-
Exercised	-	-
Canceled	-	-
Balance at December 31, 2002	9,167	$6.56

At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $6.38 to $6.63 and 4.24 years, respectively.

At December 31, 2002 and 2001, the number of options exercisable was 9,167 and the weighted average exercise price of those options was $6.56.

The following table summarizes stock option information for the 1996 Plan as of December 31, 2002:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.38 to $6.63	9,167	4.24	$6.56	9,167	$6.56

(13) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following:

	2002	2001
Accrued professional fees	203,943	$ 75,608
Other accrued expenses and taxes	23,867	19,424
Total	$227,810	$ 95,032

(14) Commitments

Lease Commitments

Cadus currently leases storage space on a month to month basis. Rent expense, excluding utility and operati costs, for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $6,370, $5,000 a $5,000, respectively.

Employment Agreement

Dr. Charles Woler was employed as President and Chief Executive Officer under a three year employment agreement with Cadus, which was extendable to four years at Cadus's option, entered into effective as of October 1, 1998. Pursuant to his agreement, Dr. Woler received an annual base salary of $300,000 for his first year of employment, $330,000 for his second year of employment and $360,000 for his third year of employment. In November 1999, Cadus and Dr. Woler entered into a term sheet to amend his employment agreement to provide that if Cadus fails to make at least a $20 million investment in biotechnology prior to April 15, 2000 and if Dr. Woler resigns during the 90 day period beginning on April 15, 2000, Cadus will pay to Dr. Woler a lump sum severance payment equal to the base salary he would have earned for the balance of his agreement. Cadus did not make the $20 million investment in biotechnology and Dr. Woler resigned and received a severance payment of $497,500. This amount has been recorded in general and administrative expenses in the statement of operations as of December 31, 2000.

(15) Quarterly Financial Data (Unaudited)

Fiscal 2002 Quarter Ended	December 31	September 30	June 30	March 31
License and maintenance fees	$1,000,000	$ -	$ -	$ 100,000
Operating income (loss)	848,275	(194,235)	(277,110)	(163,028)
Net income (loss)	864,886	710,770	(191,491)	(68,460)
Net income (loss) per share:				
Basic and diluted	0.07	0.05	(0.01)	(0.01)

Fiscal 2001 Quarter Ended	December 31	September 30	June 30	March 31
License and maintenance fees	$ 500,000	$ -	-	$100,000
Operating income (loss)	232,214	(161,813)	(405,476)	(141,453)
Net income (loss)	(448,566)	23,533	(170,683)	278,864
Net income (loss) per share:				
Basic and diluted	(0.03)	0.00	(0.01)	0.02

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Cadus Pharmaceutical Corporation:

We consent to incorporation by reference in the registration statements (Nos. 333-21871 and 333-58151) on Form S-8 of Cadus Pharmaceutical Corporation of our report dated March 17, 2003, relating to the consolidated balance sheets of Cadus Pharmaceutical Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Cadus Pharmaceutical Corporation.

/s/ KPMG LLP

KPMG LLP

Melville, New York
March 28, 2003

EXHIBIT 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cadus Pharmaceutical Corporation (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michele Paige, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Michele Paige
Michele Paige
President and Chief Executive Officer (Chief Executive Officer and Chief Financial Officer)
March 28, 2003

CORPORATE INFORMATION

BOARD OF DIRECTORS

James R. Broach, Ph.D.
Professor
Princeton University

Russell D. Glass
Co-Chairman and Chief Investment Officer
Ranger Partners

Carl C. Icahn
Chairman of the Board
Starfire Holding Corporation

Peter S. Liebert, M.D. [a]
Pediatric Surgeon

Michele A. Paige
Senior Investment Associate
Icahn Associates Corp.

Jack G. Wasserman [a]
Senior Partner
Wasserman, Schneider, Babb & Reeds

(a) Compensation Committee Member

MANAGEMENT

Michele A. Paige
President and Chief Executive Officer

TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(212) 936-5100

INDEPENDENT ACCOUNTANTS

KPMG LLP
1305 Walt Whitman Road
Melville, New York 11747-4302

CORPORATE COUNSEL

Morrison Cohen Singer & Weinstein, LLP
750 Lexington Avenue
New York, New York 10022

FORM 10-K & INVESTOR RELATIONS

Upon the written request of any stockholder, the Company will provide, without charge, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Written requests for such report should be directed to:

Michele A. Paige
Cadus Pharmaceutical Corporation
Suite 4700
767 Fifth Avenue
New York, New York 10153

ANNUAL MEETING

June 18, 2003, 2:00 pm
Morrison Cohen Singer & Weinstein, LLP
750 Lexington Avenue
New York, New York 10022

CADUS PHARMACEUTICAL CORPORATION
767 Fifth Avenue
New York, New York 10153